Filed Pursuant to Rule 424(b)(2)

Registration No. 333-182039

CALCULATION OF REGISTRATION FEE

Class of Securities Offered	Aggregate Offering Price	Amount of Registration Fee (1)
Debt Securities	US$500,000,000	US$57,300

(1)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To prospectus dated June 11, 2012)

Embraer S.A.

(Incorporated in the Federative Republic of Brazil)

US$500,000,000

5.150% Notes due 2022

We are offering US$500,000,000 aggregate principal amount of our 5.150% Notes due 2022. Interest will be payable semiannually on December 15 and June 15 of each year, commencing on December 15, 2012.

We may redeem the notes, in whole or in part, at any time after June 15, 2017, at the applicable redemption prices described in this prospectus supplement.

The notes will be our unsecured and unsubordinated obligations.

We will apply to list the notes on the New York Stock Exchange. We cannot assure you that our listing application with the New York Stock Exchange will be approved.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement.

	Per Note	Total
Public Offering Price(1)	100.00%	US$	500,000,000
Underwriting Discount	0.20%	US$	1,000,000
Proceeds before expenses to us	99.80%	US$	499,000,000

(1)	Plus accrued interest from June 15, 2012, if settlement occurs after that date.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 15, 2012.

Joint Bookrunners

Citigroup	Itaú BBA	Morgan Stanley

The date of this prospectus supplement is June 12, 2012.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of notes by us. The second part, the accompanying prospectus, presents more general information about this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus,” we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, references to “Embraer,” “issuer,” “we,” “us” and “our” are to Embraer S.A., its consolidated subsidiaries and its joint ventures and other affiliated companies.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission, or the SEC, pursuant to the rules and regulations of the SEC that apply to foreign private issuers. This prospectus supplement and any other materials we may file with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet web site at http://www.sec.gov, from which you can electronically access the registration statement and its exhibits. You may also read and copy certain documents we submit to the New York Stock Exchange at its offices at 20 Broad Street, New York, NY 10005.

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INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with or submit to the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information that we file with or submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information.

For information on the documents we incorporate by reference in this prospectus supplement, see “Incorporation of Certain Documents by Reference” in the accompanying prospectus. All of the documents incorporated by reference are available at www.sec.gov under Embraer S.A., CIK number 0001355444.

As you read the documents incorporated by reference, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in the most recent document. All information appearing in this prospectus supplement is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

Upon written or oral request, we will provide to any person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, at no cost to such person, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement. You may make such a request by writing or telephoning us at the following mailing address or telephone number:

José Antonio de Almeida Filippo

Executive Vice-President and Chief Financial and Investor Relations Officer

Embraer S.A.

Avenida Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, S.P.

Brazil

Telephone: (+55 12) 3927-4404

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FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement, “Item 3D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 included in our annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 13, 2012, or our 2011 Form 20-F, and our report on Form 6-K furnished to the SEC on June 11, 2012, containing our unaudited condensed consolidated interim financial statements at March 31, 2012 and for the three months ended March 31, 2012 and 2011. These forward-looking statements include, but are not limited to, statements about the current conditions and future trends in the airline industry, defense and security market and the executive jet market, financial conditions, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of our management, and other matters.

We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our other markets;

•	the effects of a deterioration of global financial markets, particularly in Europe and the United States, and its impact on the economic conditions of the markets in which we operate;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of key customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian federal government or international government defense budgets on our revenues;

•

continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 450, Legacy 500, Legacy 600 and Legacy 650) and our defense aircraft and projects;

•	our level of indebtedness and other financial obligations as well as out ability to obtain additional financing when required and on reasonable terms;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

S-iv

•	our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our capacity to implement our operational strategy and our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce;

•	other factors discussed in the documents incorporated by reference in this prospectus supplement, including under the heading “Risk Factors”; and

•	the risks discussed on pages S-11 to S-14 of this prospectus supplement and factors discussed in the documents incorporated by reference in the prospectus.

The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and the documents incorporated by reference in this prospectus supplement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors, such as those risks described in the documents incorporated by reference in this prospectus supplement, undue reliance should not be placed on these forward-looking statements. Forward-looking statements speak only as of the date they were made and we do not undertake any obligation to update them in light of new information or future developments. All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement and you should not place undue reliance on any forward-looking statement included in this prospectus supplement or the accompanying prospectus.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information presented in greater detail elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all the information you should consider before investing in the notes. You should carefully read the entire prospectus (including the documents incorporated by reference) before investing, including “Risk Factors,” and the documents incorporated by reference herein, including (1) our 2011 Form 20-F, containing our audited consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009, and (2) our report on Form 6-K furnished to the SEC on June 11, 2012, containing our unaudited condensed consolidated interim financial statements at March 31, 2012 and for the three months ended March 31, 2012 and 2011. See “Presentation of Financial Information” herein and “Introduction—Presentation of Financial and Other Data” in our 2011 Form 20-F.

We are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity aircraft) in the world, based on 2011 revenue arising from sales of commercial aircraft, and have a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets.

We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial and executive aviation and for defense and security purposes. As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense business to develop our commercial aviation and executive aviation businesses.

Main Business Segments

Commercial Aviation. Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivatives, the EMBRAER 175, the EMBRAER 190 and the EMBRAER 195, were certified in December 2004, August 2005 and June 2006, respectively. Our commercial aviation business accounted for 64.0% and 65.7% of our revenue in 2011 and for the three months ended March 31, 2012, respectively.

Defense and Security. We are the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in Europe, Asia and Latin America. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft — each based on the ERJ 145 regional jet platform — and the Super Tucano, a light attack and an advance trainer aircraft, of which 158 aircraft were delivered through March 2012. Using our commercial aircraft platforms, we are able to offer a comprehensive range of aircraft dedicated to transportation of officials, medical evacuation and general transportation missions for the defense and security market. We are also developing the KC-390, a mid-size military transport aircraft. Our defense and security business accounted for 14.7% and 20.1% of our revenue in 2011 and for the three months ended March 31, 2012, respectively.

Executive Jet. We have developed a line of executive jets: the Legacy 600, a super midsize jet, followed by the Phenom 100, an entry-level jet and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our portfolio and, during 2008, we launched the Legacy 450 and Legacy 500, a mid-light and mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive in the executive aviation industry. The Legacy 450 and 500 development program continues on track, with more than 650 employees fully engaged in these projects, and in December 2011, we performed the roll-out of Legacy 500 from our production hangar at our São José dos Campos headquarters, in Brazil. This milestone allowed development and test engineers to perform important ground tests prior to the aircraft’s first flight, scheduled for the third quarter of 2012. In 2009, we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In 2010, the Legacy 650 received its certification and began operating in November 2010. Our executive jet business accounted for 19.2% and 13.1% of our revenue in 2011 and for the three months ended March 31, 2012, respectively.

Customer Support. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. We operate in lines of businesses related to aircraft manufacturing, including modernization and refurbishment of aircraft for military customers, and a comprehensive range of services to all our customers including crew training, spare parts sales, maintenance and general after-sales support through facilities strategically located in Brazil, North America, Europe and Asia. Our other related businesses, which include customer services, accounted for 2.1% and 1.1% of our revenue in 2011 and for the three months ended March 31, 2012, respectively.

For the year ended December 31, 2011 and for the three months ended March 31, 2012, we generated revenue of US$5,803.0 million and US$1,155.9 million, respectively, of which more than 90% was U.S. dollar-denominated.

On March 31, 2012, we had a total firm backlog of orders of US$14.7 billion, net of cancellations, and the total backlog of the EMBRAER 170/190 family was 240 firm orders.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. We are a leading manufacturer of 30-120 seat jets, based on the number of aircraft sold, with a strong global customer base. We have sold our regional and mid-capacity jets to more than 70 customers in five continents of the world. Our customers include some of the largest and most significant regional and low-cost airlines and commercial carriers in the world.

Aircraft Design; Cost and Operating Efficiency. We conceive, develop and manufacture aircraft to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts within a jet family. These similarities enable us to significantly reduce our design, development and production costs and pass these savings along to our customers in our sales price. These similarities also reduce the development time of our aircraft.

Strategic Risk-Sharing Partners. With respect to our commercial and executive aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft and contribute their own funds to develop these systems and components, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our development expenses through direct contributions of cash or materials. We believe that these strategic relationships enable us to lower our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility of our production process.

Funded Development of Defense Products. Historically, development expenditures related to defense aircraft have been funded in large part by certain of our customers, particularly the Brazilian government, and a number of governments of other countries. These customers have had an important role in our engineering and industrial development. In addition, we use well-proven platforms developed for the commercial aviation segment as a solution for certain defense products. We also sell to other military forces defense products developed for the air forces of certain countries.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to increase or decrease our production in response to market demand.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of March 31, 2012, engineers comprised 25.7% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Continued Focus on Customer Satisfaction and Services. We strongly believe that a long-term relationship with our customer base is essential to our growth strategy. Providing an appropriate services’ portfolio for different market segments and fleet ages is a key element of our customer focus and an important tool for maintaining long-term relationships with our customers and product competitiveness.

As the number of our aircraft in operation continues to grow, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts and other related services. This is evidenced, for example, by the worldwide expansion of our customer support facilities and our service centers network. See “Item 4B. Business Overview—Customer Support and Services” in our 2011 Form 20-F.

We offer our customers several facilities for aircraft maintenance, repair and overhaul services, or MROs, around the world. We own and operate eight service centers, located in the U.S., Portugal, Brazil and France. In addition, our customers can rely on more than 50 authorized third-party centers located worldwide to meet their maintenance needs. For further information on our support and services network, see “Item 4B. Business Overview—Customer Support and Services” in our 2011 Form 20-F.

Business Strategies

With a view to continue growing our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market Our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity aircraft, the EMBRAER 170/190 jet family. As of March 31, 2012, we had approximately 755 units of the ERJ 145 family and 795 of the EMBRAER 170/190 family jets in commercial operation. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that the EMBRAER 170/190 jet family will be popular with full service carriers and low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. As of March 31, 2012, we were leaders, with 44% market share in the 61-120 seat jet category, considering accumulated net orders. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30-120 seat category.

Strengthening Our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the entry-level to the ultra-large categories. We developed the Legacy 600, a super midsize jet, the Phenom 100, an entry-level jet, the Phenom 300, a light jet, and the Lineage 1000, an ultra-large jet, and are developing the Legacy 450 and the Legacy 500 executive jets in the mid-light and mid-size categories, respectively. In addition, in 2010 we made the first delivery of the Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. We have endeavored to understand and respond to market and customer needs in an effort to continuously improve the product and customer support for our executive jets.

Continue to Pursue Market Niche Opportunities in the Defense and Security Market. We currently offer products for transportation, training, light-attack, intelligence, surveillance and reconnaissance. Since our products offer multi-mission capabilities at a competitive price and are designed to be operated in any environment at low operating costs, we believe our products meet the needs of governments in countering present threats which are a global concern, such as terrorism, drug dealing and weapon smuggling. For information on recent developments regarding our presence in the defense and security market, see “Item 4A. History and Development of the Company—Strategic Alliances and Growth Opportunities” in our 2011 Form 20-F.

Continued Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support and services is a key element of our customer focus and it is critical to our ability to maintain long-term relationships with our customers and keep our products competitive in the market. As the number of our aircraft in operation continues to grow, and our executive aviation business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts and other related services. This is evidenced, for example, by the expansion of our customer support and services base.

We offer our customers several MROs around the world. We own and operate eight service centers, located in the U.S., Portugal, Brazil and France. In addition, our customers can rely on more than 50 authorized third-party centers located around the world to comply with their maintenance needs. For further information on our support and services network, see “Item 4B. Business Overview—Customer Support and Services” in our 2011 Form 20-F.

Continue to Motivate Our Employees and Improve Our Production Processes and Managerial Practices. We are constantly seeking to exceed our customers’ expectations. In order to achieve this goal we must, on a daily basis, continuously seek to implement the most efficient production processes and best managerial practices. Because the success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years, we recognize that we must continue to motivate our employees and refine our production processes. To that effect, we have implemented, and intend to further develop, corporate programs based on a “lean manufacturing” philosophy, such as the Embraer Enterprise Excellence Program, that are designed to strengthen our internal culture of excellence and improve the efficiency of our operations.

Recent Developments

Backlog

Our firm order backlog for the commercial aviation, executive aviation and defense and security segments as of March 31, 2012, totaled US$14.7 billion (net of cancellations through March 31, 2012). During the first three months of 2012, we delivered 34 aircraft in total, consisting of 21 jets to the commercial aviation segment and 13 jets to the executive aviation segment (12 light jets and 1 large jet). We continue to implement improvements to our industrial processes, reaffirming the commitment made to our shareholders, customers and suppliers. Our average production rate was 10 jets of our EMBRAER 170/190 family per month during the first three months of 2012.

Results of Quarter ended March 31, 2012

On June 11, 2012, we furnished our report on Form 6-K to the SEC, containing our unaudited condensed consolidated interim financial statements at March 31, 2012 and for the three months ended March 31, 2012 and 2011, and certain other financial information that supersedes corresponding financial information in our 2011 Form 20-F. For further information, see “Presentation of Financial and Other Data” herein.

Appointment of New Chief Financial and Investor Relations Officer

We announced on May 29, 2012 that our Board of Directors appointed José Antonio de Almeida Filippo to succeed Paulo Penido Pinto Marques as our Executive Vice-President and Chief Financial and Investor Relations Officer.

Brazilian Satellite Program

On May 29, 2012, we and Telecomunicações Brasileiras S.A., or Telebras, signed a shareholder agreement to form Visiona Tecnologia Espacial S.A., or Visiona, the capital of which will belong 51% to us and 49% to Telebras. Initially, Visiona will focus on the Brazilian Geosynchronous Satellite, in line with a Memorandum of Intent announced in November 2011.

The Brazilian Geosynchronous Satellite will serve the satellite communications needs of the Brazilian Federal Government, including the National Broadband Program and a wide range of strategic defense transmissions.

Visiona’s head offices will be located in the Technological Park of the city of São José dos Campos, São Paulo, Brazil, where it also intends to establish a Space Technology Development Center, working in partnership with Brazil’s most relevant aerospace educational and research organizations, and accelerating the capabilities of the Brazilian space industry.

Corporate Structure

We are a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian federal government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly-held corporation and we are subject to the provisions of Brazilian Corporate Law. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil. Our telephone number is +55-12-3927-4404. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 111 Eighth Avenue, New York, New York 10011, telephone number +1-800-767-1553.

We maintain an Internet site at www.embraer.com. Information contained on our Internet site is not a part of or incorporated by reference in the prospectus or this prospectus supplement.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement and the section entitled “Description of Debt Securities” in the accompanying prospectus. In this description of the offering, references to the “issuer,” “we,” “us” or “Embraer” are to Embraer S.A. only and do not include any of Embraer’s subsidiaries or affiliated companies.

Issuer	Embraer S.A.

Notes Offered	US$500,000,000 aggregate principal amount of 5.150% Notes due 2022

Issue Price	100.00% of the principal amount

Maturity Date	June 15, 2022

Interest Rate	The notes will bear interest at the rate of 5.150% per annum from June 15, 2012 based upon a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Interest on the notes will be payable semi-annually on December 15 and June 15 of each year, commencing on December 15, 2012.

Ranking	The notes are our senior obligations and are not secured by any collateral. The right to payment under the notes will be:

•	equal in right of payment to all our other existing and future unsecured and unsubordinated debt;

•	senior in right of payment to our subordinated debt; and

•	effectively subordinated to debt and other liabilities (including trade payables) of our subsidiaries and to our secured debt to the extent of such security.

At March 31, 2012, on a consolidated basis, we had US$1,988.2 million of debt outstanding. Of this debt, US$263.9 million was secured debt and US$1,080.7 million was debt of our subsidiaries. In addition, at March 31, 2012, we had off-balance sheet exposure of US$642.3 million relating to financial guarantees.

Use of Proceeds	The net proceeds of this offering will be used for general corporate purposes, including to fund working capital needs. See “Use of Proceeds.”

Payment of Additional Amounts	We will pay additional amounts in respect of any payments of interest or principal so that the amount you receive after Brazilian withholding tax will equal the amount that you would have received if no withholding tax had been applicable, subject to some exceptions.

Optional Tax Redemption	We may, at our option, redeem the notes, in whole but not in part, at 100% of their principal amount plus accrued and unpaid interest and additional amounts, if any, if as a result of certain changes to the laws of Brazil, we would be required to pay additional amounts in excess of those attributable to Brazilian or successor jurisdiction withholding tax on the basis of a statutory rate of 15%. See “Description of the Notes—Redemption and Repurchase—Optional Tax Redemption.”

Optional Redemption	We may, at our option, redeem the notes, in whole or in part, at any time after June 15, 2017, at the applicable redemption prices described under “Description of the Notes—Redemption and Repurchase—Optional Redemption With Make-Whole Amount.”

Covenants	The indenture governing the notes will contain restrictive covenants that, among other things, limit our ability to:

•	incur liens; and

•	consolidate, merge or transfer assets.

These covenants are subject to important exceptions. See “Description of Debt Securities—Certain Covenants.”

Events of Default	Holders of the notes will have special rights if an event of default occurs. These events of default are described in detail under the heading “Description of Debt Securities—Events of Default.”

Further Issuances	We will reserve the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions substantially identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes.

Form and Denomination; Settlement	The notes will be issued in the form of global notes in fully registered form without interest coupons. The notes will be issued in registered form in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

The notes will be delivered in book-entry form through the facilities of The Depository Trust Company, or DTC.

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

Listing	New York Stock Exchange

Trustee, Registrar and Transfer Agent	The Bank of New York Mellon

Principal Paying Agent	The Bank of New York Mellon

Summary Financial and Other Information

The following table presents summary historical consolidated financial and operating data for us, prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, for each of the periods indicated. You should read this information in conjunction with the selected financial data and our consolidated financial statements and related notes included in our 2011 Form 20-F filed with the SEC on April 13, 2012, containing our audited consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 and our report on Form 6-K furnished to the SEC on June 11, 2012, containing our unaudited condensed consolidated interim financial statements at March 31, 2012 and for the three months ended March 31, 2012 and 2011, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The results of operations for the three-month period ended March 31, 2012 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2012.

	For the three months ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in US$ millions)
Consolidated Statements of Income:
Revenue	1,155.9	1,055.7	5,803.0	5,364.1	5,497.8
Cost of sales and services	(887.7)	(799.3)	(4,495.9)	(4,338.1)	(4,428.4)

Gross profit	268.2	256.4	1,307.1	1,026.0	1,069.4
Operating income (expense)
Administrative	(71.0)	(57.2)	(262.5)	(197.5)	(191.3)
Selling	(108.8)	(94.0)	(419.3)	(374.1)	(304.6)
Research	(16.0)	(19.3)	(85.3)	(72.1)	(55.6)
Other operating (expense) income, net	13.5	8.4	(221.5)	9.4	(138.5)
Equity in losses of associates	(0.2)	—	(0.3)	—	—

Operating profit before financial income (expense)	85.7	94.3	318.2	391.7	379.4
Financial income (expenses), net	(7.9)	6.1	(90.7)	17.5	10.2
Foreign exchange gain (loss), net	0.4	3.3	20.0	(1.1)	(68.8)

Profit before taxes on income	78.2	103.7	247.5	408.1	320.8
Income taxes expense (income)	(14.6)	2.6	(127.1)	(62.7)	158.1

Net income	63.6	106.3	120.4	345.4	478.9

Attributable to:
Owners of Embraer	62.6	105.1	111.6	330.2	465.2
Noncontrolling interest	1.0	1.2	8.8	15.2	13.7

	At March 31, 2012	As of December 31,
		2011	2010	2009
	(in US$ millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,436.6	1,350.2	1,393.1	1,592.4
Financial assets	853.4	753.6	733.5	953.8
Other current assets	3,422.2	3,065.6	2,856.2	3,096.5
Property, plant and equipment	1,455.0	1,450.4	1,201.0	1,101.3
Intangible assets	851.0	808.3	716.3	725.5
Other long-term assets	1,447.2	1,430.2	1,490.9	1,420.0

Total assets	9,465.4	8,858.3	8,391.0	8,889.5

Short-term loans and financing	526.9	251.8	72.6	592.4
Other current payables	2,788.9	2,589.9	2,316.1	2,158.2
Long-term loans and financing	1,461.3	1,406.3	1,362.2	1,465.9
Other non-current liabilities	1,513.4	1,492.5	1,508.6	1,790.0

Total liabilities	6,290.5	5,740.5	5,259.5	6,006.5

Company shareholders’ equity	3,083.9	3,007.3	3,028.4	2,792.7
Noncontrolling interest	91.0	110.5	103.1	90.3

Total shareholders’ equity	3,174.9	3,117.8	3,131.5	2,883.0

Total liabilities and shareholders’ equity	9,465.4	8,858.3	8,391.0	8,889.5

	For the three months ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in US$ millions)
Other Consolidated Financial Data:
Net cash provided by (used in) operating activities	(128.9)	62.1	480.2	873.8	3.6
Net cash provided by (used in) investing activities	(103.8)	(138.3)	(602.0)	(288.3)	(378.0)
Net cash provided by (used in) financing activities	292.7	(26.9)	96.4	(802.2)	(23.9)
Depreciation and amortization	62.4	62.0	238.8	219.2	229.3

	At and for the three months ended March 31,		At and for the year ended December 31,
	2012	2011	2011	2010	2009
Certain Financial Ratios:
Total debt to EBITDA(1)(6)	3.62	2.33	2.98	2.35	3.38
Net cash to EBITDA(2)(6)	0.55	0.78	0.80	1.13	0.80
Total debt to capitalization(3)	0.39	0.32	0.35	0.31	0.42
EBITDA to interest and commissions on loans(6)	5.05	7.59	5.43	6.81	5.33
Certain Consolidated Financial Data: (in US$ millions)
EBITDA(4)	148.1	156.3	557.0	610.9	608.7
Interest and commissions on loans(5)	28.4	22.3	102.6	89.7	114.2

(1)	Total debt represents short- and long-term loans and financing. Total debt excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purpose entities, or SPEs.
(2)	Net cash represents cash and cash equivalents, plus financial assets, minus short- and long-term loans and financing.
(3)	Total capitalization represents short- and long-term loans and financing, plus total shareholders’ equity.
(4)	EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is not a measurement of our financial performance under IFRS. EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under IFRS. Other companies in our industry may calculate EBITDA differently than we have for purposes of this prospectus supplement, limiting EBITDA’s usefulness as a comparative measure.
(5)	Includes only interest and commissions on loans, which are included in financial income (expense), net presented in our consolidated income statement.
(6)	Financial ratios at March 31, 2011 and 2012 were calculated based on the accumulated EBITDA for the previous 12-month periods (US$650.2 million and US$548.9 million, respectively) and, as to the ratio of EBITDA to interest and commissions on loans, based on the related interest and commissions on loans for such 12-month periods (US$85.7 million and US$108.8 million, respectively).

The table below sets forth the reconciliation of net income attributable to Embraer to EBITDA, calculated on the basis of financial information prepared in accordance with IFRS, for the periods indicated.

	For the three months ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in US$ millions)
EBITDA Reconciliation:
Net income	63.6	106.3	120.4	345.4	478.9
Financial income (expenses), net	7.9	(6.1)	90.7	(17.5)	(10.2)
Foreign exchange gain (loss), net	(0.4)	(3.3)	(20.0)	1.1	68.8
Income tax (expense) income	14.6	(2.6)	127.1	62.7	(158.1)
Depreciation and amortization	62.4	62.0	238.8	219.2	229.3

EBITDA	148.1	156.3	557.0	610.9	608.7

	For the three months ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
Other Data:
Aircraft delivered during period:
To the Commercial Aviation Segment
ERJ 135	—	—	—	—	—
ERJ 145	—	—	2	6	7
EMBRAER 170	—	1	1	9 / 2	22
EMBRAER 175	2	2	10	8	11
EMBRAER 190	13	11	68	58	62
EMBRAER 195	6	6	24	17	20
To the Defense and Security Segment
EMB 120 Brasília	—	—	—	—	—
Legacy 600	—	—	—	1	—
Phenom 100	—	—	—	—	4
EMB 135	—	—	—	1	1
EMB 145	—	—	—	—	—
EMBRAER 170	—	—	—	—	—
EMBRAER 190	—	—	—	—	2
EMB 145 AEW&C/RS/MP	—	—	—	—	—
EMB 312 Tucano/AL-X/Super Tucano	—	—	—	—	26
To the Executive Aviation Segment
Legacy 600/650	1	2	13	10	18
EMBRAER 175 Shuttle	—	—	—	—	3
Phenom 100	4	2	41	100	93
Phenom 300	8	4	42	26	1
Lineage 1000	—	—	3	8	3
To the General Aviation Segment
Light Propeller Aircraft	—	—	54	—	34

Total delivered	34	28	258	246	304

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.

	At March 31,		As of December 31,
	2012	2011	2011	2010	2009
Aircraft in backlog at end of period:
In the Commercial Aviation Segment
ERJ 145	—	2	—	2	8
EMBRAER 170	7	9	6	10	17
EMBRAER 175	44	54	46	40	15
EMBRAER 190	150	170	162	157	185
EMBRAER 195	39	35	35	41	40
In the Defense and Security Segment	138	133	27	19	61
In the Executive Aviation Segment
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/ 190 Shuttle	374	522	421	551	737
Total backlog (in aircraft)	752	925	697	820	1,063

Total backlog (in US$ millions)	14,690.0	16,002.0	15,441.0	15,543.0	16,634.0

RISK FACTORS

Prospective purchasers of notes should carefully consider the risks described below and those described in “Item 3D. Risk Factors” of our 2011 Form 20-F which is incorporated by reference in the prospectus, as well as the other information in this prospectus supplement, before deciding to purchase any notes. Our business, results of operations, financial condition or prospects could be negatively affected if any of these risks occurs, and as a result, the trading price of the notes could decline and you could lose all or part of your investment.

Risks Relating to the Notes

We may not be able to generate sufficient cash to service all of our current or future indebtedness, including the notes, and be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive market conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable or the lenders under our credit facilities could terminate their commitments to lend us money and foreclose against the assets securing their borrowings.

The indenture governing the notes does not contain financial covenants restricting the incurrence of future indebtedness by us or our subsidiaries.

Neither we nor any of our subsidiaries are restricted from incurring additional debt under the indenture. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to you.

Developments in other emerging markets may adversely affect the market value of the notes.

The market price of the notes may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuers in other countries, including Brazil. We cannot assure you that the market for Brazilian securities will not continue to be affected negatively by events elsewhere, particularly in emerging markets, or that such developments will not have a negative impact on the market value of the notes.

Payments on the notes will be junior to our secured debt obligations and effectively junior to debt obligations of our subsidiaries.

The notes will constitute our unsecured unsubordinated obligations and will rank equal in right of payment with all of our other existing and future unsecured unsubordinated indebtedness. Although the holders of the notes will have a direct, but unsecured claim on our assets and property, payment on the notes will be subordinated to our secured debt to the extent of the assets and property securing such debt. In addition, under Brazilian law, our obligations under the notes are subordinated to certain statutory preferences, including claims for wages, secured obligations, social security, taxes, court fees, expenses and costs, as well as to other statutory claims specific to the aircraft industry. In the event of our liquidation, such statutory preferences will have preference over any other claims, including claims by any holder of the notes.

At March 31, 2012, on a consolidated basis, we had US$1,988.2 million of debt outstanding. Of this debt, US$263.9 million was secured debt and US$1,080.7 million was debt of our subsidiaries.

In addition, at March 31, 2012, we had off-balance sheet exposure of US$642.3 million relating to financial and residual value guarantees, which are secured by expected proceeds from performance guarantees and sale of underlying assets that at March 31, 2012 totaled US$888.5 million. This amount represents the aggregate result of various transactions and, on a case-by-case basis, we may face shortfalls from time to time.

Any right of the holders of the notes to participate in the assets of our subsidiaries upon any liquidation or reorganization will be subject to the prior claims of the creditors of our subsidiaries. The indenture relating to the notes includes a limitation on our ability, in the future, to create liens, although such limitation is subject to certain significant exceptions. The indenture does not restrict our subsidiaries from creating liens.

We conduct a portion of our business operations through our subsidiaries. In servicing payments to be made on the notes, we will rely, in part, on cash flows from these subsidiaries, mainly dividend payments.

The ability of these subsidiaries to make dividend payments to us will be affected by, among other factors, the obligations of these entities to their creditors, requirements of Brazilian corporate and other law, and restrictions contained in agreements entered into by or relating to these entities.

The foreign exchange policy of Brazil may affect our ability to make money remittances outside Brazil in respect of the notes.

Under Brazilian regulations, Brazilian companies are not required to obtain authorization from the Central Bank of Brazil, or the Central Bank, in order to make payments in U.S. dollars outside Brazil under the notes in favor of foreign persons, such as the holders of the notes. We cannot assure you that these regulations will continue to be in force at the time we are required to perform our payment obligations under the notes. If these regulations or their interpretation are modified and an authorization from the Central Bank is required, we would need to seek an authorization from the Central Bank to transfer the amounts under the notes out of Brazil or, alternatively, make such payments with funds held by us outside Brazil. We cannot assure you that such an authorization will be obtained or that such funds will be available.

Restrictions on the movement of currency out of Brazil may impair the ability of holders of the notes to receive interest and other payments on the notes.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a material imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed in the future, would impair or prevent the conversion of interest or principal payments on the notes from reais into U.S. dollars and the remittance of U.S. dollars abroad to holders of the notes. The Brazilian government may take similar measures in the future.

We cannot assure you that an active trading market for the notes will develop.

The notes constitute a new issue of securities, for which there is no existing market. We will apply to list the notes on the New York Stock Exchange. We cannot assure your that our listing application with the New York Stock Exchange will be approved. We cannot provide you with any assurances regarding the future development of a market for the notes, the ability of holders of the notes to sell their notes, or the price at which such holders may be able to sell their notes. If such a market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our results of operations and financial condition, political and economic developments in and affecting Brazil and the market for similar securities. The underwriters have advised us that they currently intend to make a market in the notes. However, the underwriters are not obligated to do so, and any market-making with respect to the notes may be discontinued at any time without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for the notes. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Historically, the market for debt securities similar to the notes has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes. Therefore, we cannot assure you that you will be able to sell your notes at a particular time or the price that you receive when you sell will be favorable.

Judgments of Brazilian courts enforcing our obligations under the notes would be payable only in reais.

If proceedings were brought in the courts of Brazil seeking to enforce our obligations under the notes, we would not be required to discharge such obligations in a currency other than reais. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the notes will be expressed in reais equivalent to the U.S. dollar amount at the exchange rate published by the Central Bank on the date on which such judgment is rendered. We cannot assure you that this exchange rate will afford you full compensation of the amount invested in the notes.

Changes in our credit ratings may adversely affect the value of the notes.

The notes have been rated by credit rating agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

We would be required to pay amounts only in reais in case of bankruptcy.

Any judgment obtained against us in the courts of Brazil in respect of any of our payment obligations under the notes by reason of acceleration of the notes upon our bankruptcy will be expressed in reais equivalent to the U.S. dollar amount of such sum at the exchange rate on the date at which a judicial decision declaring our bankruptcy is rendered. Accordingly, in case of bankruptcy, all credits held against us denominated in foreign currency will be converted into reais at the prevailing exchange rate on the date of declaration of bankruptcy by the judge. In this case, authorization by the Central Bank may be required for the conversion of such real-denominated amount into foreign currency and for its remittance abroad.

PRESENTATION OF FINANCIAL AND OTHER DATA

Financial Data

General. Our audited consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 and our unaudited condensed consolidated financial statements at March 31, 2012 and for the three months ended March 31, 2012 and 2011 are incorporated by reference in this prospectus supplement. Our consolidated balance sheet as of December 31, 2009 and our consolidated financial statements at and for the years ended December 31, 2008 and 2007 are not incorporated by reference in this prospectus supplement. See “Introduction—Presentation of Financial and Other Data—Financial Data” in our 2011 Form 20-F.

Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Our consolidated financial statements for the year ended December 31, 2009 are our first annual financial statements that comply with IFRS, as issued by the IASB. As permitted by applicable rules, when making the transition from U.S. GAAP to IFRS, we did not include our financial data as of and for the years ended December 31, 2008 and 2007 in our 2011 Form 20-F, and have not incorporated such financial statements in this prospectus supplement, as they were prepared in accordance with U.S. GAAP and not IFRS.

After analyzing our operations and businesses with regard to the applicability of International Accounting Standards, or IAS, 21 – “The Effects of Changes in Foreign Exchange Rates,” particularly in relation to the factors involved in determining our functional currency, management concluded that our functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (1) the currency that mainly influences the sale prices of our goods and services, (2) the currency of the countries whose competitive forces mainly determine the sale prices of our goods and services, (3) the currency that mainly influences prices of raw materials and other costs involved in providing our goods and services, (4) the currency in which the funds for financial operations are principally obtained, and (5) the currency in which revenue from operations is usually received. Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which such subsidiary operates. Our audited consolidated financial statements included in our 2011 Form 20-F and incorporated by reference into this prospectus supplement are presented in U.S. dollars, which is our functional and presentation currency. Our financial statements and financial data presented herein and prepared in accordance with IFRS do not reflect the effects of inflation.

In our 2011, 2010 and 2009 financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian Securities Commission), or CVM, and determining dividend payments and other distributions, we have prepared, and will continue to be required to prepare, financial statements in Brazilian reais (not presented herein) in accordance with Law No. 6,404 of December 15, 1976, as amended, or Brazilian Corporate Law and accounting practices adopted in Brazil, or Brazilian GAAP, which from 2009 are consistent with IFRS, as issued by the IASB. Effective 2008, significant changes were introduced to the accounting aspects of Brazilian Corporate Law by Law 11,638 of December 28, 2007. In addition, in 2008 certain changes to the accounting principles, as well as other changes to Brazilian GAAP, were introduced by the Comitê de Pronunciamentos Contábeis (Brazilian Accounting Standards Setting Board), and have become effective from 2009. These changes to the accounting aspects of Brazilian Corporate Law and Brazilian GAAP impacted the basis of our distribution of minimum mandatory dividends. Our taxable income in Brazil is payable and is measured based on our tax accounting records which on the whole have retained the Brazilian GAAP, as adjusted, which was in effect at December 31, 2007 and use the Brazilian real as the functional currency.

Information in our 2011 Form 20-F is generally stated as of December 31, 2011, and our 2011 Form 20-F does not necessarily reflect subsequent information or events. The financial information included in our 2011 Form 20-F should be read in conjunction with our first quarter financial information included in our report on Form 6-K furnished to the SEC on June 11, 2012, which contains important information regarding events, developments and updates to certain expectations of our management that have occurred since the filing of our 2011 Form 20-F. The first quarter financial information included in our report on Form 6-K furnished to the SEC on June 11, 2012 uses the U.S. dollar as the presentation currency and for that reason differs from the quarterly financial information filed with the CVM on April 24, 2012, which was prepared using the Brazilian real as the presentation currency.

Other Data and Backlog

In this prospectus supplement:

•	some of the financial data reflects the effect of rounding;

•	the term “regional jet” refers to narrow body jet aircraft with 30-60 passenger seat capacity;

•	the term “mid-capacity jet” refers to jet aircraft with 70-120 passenger seat capacity;

•	the term “commercial aircraft,” as it applies to us, refers to our regional jets and mid-capacity jets;

•	the terms “entry-level jet” and “light jet” refer to executive jets that carry from six to eight passengers and up to nine passengers, respectively, that are designed for short take-off distances;

•	the term “ultra-large jet” refers to executive jets that have longer range and over-sized cabin space and carry, on average, 19 passengers; and

•

the term “executive jets,” as it applies to us, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract and customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. Every time we refer to our backlog in this prospectus supplement, we make reference only to firm orders and not to options. We also include the number of aircraft sold by our defense and security segment to state-owned airlines in our commercial aircraft backlog.

For additional information on our backlog and related data, see “Introduction—Presentation of Financial and Other Data—Other Data” in our 2011 Form 20-F.

USE OF PROCEEDS

The net proceeds of this offering will be used for general corporate purposes, including to fund working capital needs.

EXCHANGE RATES

For a discussion on the operation of the foreign exchange markets in Brazil and on historical real/U.S. dollar exchange rate through April 10, 2012, see “Item 3. Key Information—Exchange Rates” in our 2011 Form 20-F. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil” included in our 2011 Form 20-F which is incorporated by reference in the prospectus.

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of Reais to US$1.00
	Period-end	Average (1)	Low	High
Month ended
December 31, 2011	1.8758	1.8369	1.7830	1.8758
January 31, 2012	1.7391	1.7897	1.7389	1.8683
February 29, 2012	1.7012	1.7179	1.7024	1.7376
March 31, 2012	1.8221	1.7953	1.7152	1.8334
April 30, 2012	1.8918	1.8548	1.8256	1.8918
May 31, 2012	2.0032	1.9828	1.9149	2.0816
June 2012 (through June 11, 2012)	2.0645	2.0403	2.0225	2.0645

Source: Central Bank.

(1)	Represents the average of the exchange rates during the relevant period.

CAPITALIZATION

The following tables set forth our consolidated total cash and cash equivalents and temporary cash investments and our consolidated total capitalization at March 31, 2012 on an historical basis and as adjusted to give effect to this offering. These tables should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement.

The “as adjusted” column gives effect to the issuance of notes in this offering in the aggregate principal amount of US$500 million and the application of the net proceeds thereof.

	As of March 31, 2012	As adjusted as of March 31, 2012
	(in US$ millions)
Cash and cash equivalents	1,436.6	1,935.6
Financial assets	853.4	853.4

Total cash and cash equivalents and temporary cash investments	2,290.0	2,789.0

	As of March 31, 2012	As adjusted as of March 31, 2012
	(in US$ millions)
Short-term debt	526.9	526.9
Long-term debt:	1,461.3	1,461.3
Notes offered hereby	—	500.0
Other	—	—

Total debt	1,988.2	2,488.2
Total shareholders’ equity	3,174.9	3,174.9

Total capitalization (1)(2)	5,163.1	5,663.1

(1)	Total capitalization is the sum of total debt and total shareholders’ equity. Total shareholders’ equity includes shareholders’ equity pertaining to our shareholders plus shareholders’ equity pertaining to the noncontrolling interests in our subsidiaries.
(2)	After the completion of this offering, we may incur additional debt in the regular course of our business which may materially affect our total indebtedness as provided in this table.

At March 31, 2012, on a consolidated basis, we had US$1,988.2 million of debt outstanding. Of this debt, US$263.9 million was secured debt and US$1,080.7 million was debt of our subsidiaries. In addition, at March 31, 2012, we had off-balance sheet exposure of US$642.3 million relating to financial guarantees.

SELECTED FINANCIAL AND OTHER INFORMATION

The following table presents selected historical IFRS consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with the selected financial data and our consolidated financial statements and related notes included in our 2011 Form 20-F filed with the SEC on April 13, 2012, containing our audited consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 and our report on Form 6-K furnished to the SEC on June 11, 2012, containing our unaudited condensed consolidated interim financial statements at March 31, 2012 and for the three months ended March 31, 2012 and 2011, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	For the three months ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in US$ millions)
Consolidated Statements of Income:
Revenue	1,155.9	1,055.7	5,803.0	5,364.1	5,497.8
Cost of sales and services	(887.7)	(799.3)	(4,495.9)	(4,338.1)	(4,428.4)

Gross profit	268.2	256.4	1,307.1	1,026.0	1,069.4
Operating income (expense)
Administrative	(71.0)	(57.2)	(262.5)	(197.5)	(191.3)
Selling	(108.8)	(94.0)	(419.3)	(374.1)	(304.6)
Research	(16.0)	(19.3)	(85.3)	(72.1)	(55.6)
Other operating (expense) income, net	13.5	8.4	(221.5)	9.4	(138.5)
Equity in losses of associates	(0.2)	—	(0.3)	—	—

Operating profit before financial income (expense)	85.7	94.3	318.2	391.7	379.4
Financial income (expenses), net	(7.9)	6.1	(90.7)	17.5	10.2
Foreign exchange gain (loss), net	0.4	3.3	20.0	(1.1)	(68.8)

Profit before taxes on income	78.2	103.7	247.5	408.1	320.8
Income taxes expense (income)	(14.6)	2.6	(127.1)	(62.7)	158.1

Net income	63.6	106.3	120.4	345.4	478.9

Attributable to:
Owners of Embraer	62.6	105.1	111.6	330.2	465.2
Noncontrolling interest	1.0	1.2	8.8	15.2	13.7

	At March 31, 2012	As of December 31,
		2011	2010	2009
	(in US$ millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,436.6	1,350.2	1,393.1	1,592.4
Financial assets	853.4	753.6	733.5	953.8
Other current assets	3,422.2	3,065.6	2,856.2	3,096.5
Property, plant and equipment	1,455.0	1,450.4	1,201.0	1,101.3
Intangible assets	851.0	808.3	716.3	725.5
Other long-term assets	1,447.2	1,430.2	1,490.9	1,420.0

Total assets	9,465.4	8,858.3	8,391.0	8,889.5

Short-term loans and financing	526.9	251.8	72.6	592.4
Other current payables	2,788.9	2,589.9	2,316.1	2,158.2
Long-term loans and financing	1,461.3	1,406.3	1,362.2	1,465.9
Other non-current liabilities	1,513.4	1,492.5	1,508.6	1,790.0

Total liabilities	6,290.5	5,740.5	5,259.5	6,006.5

Company shareholders’ equity	3,083.9	3,007.3	3,028.4	2,792.7
Noncontrolling interest	91.0	110.5	103.1	90.3

Total shareholders’ equity	3,174.9	3,117.8	3,131.5	2,883.0

Total liabilities and shareholders’ equity	9,465.4	8,858.3	8,391.0	8,889.5

	For the three months ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in US$ millions)
Other Consolidated Financial Data:
Net cash provided by (used in) operating activities	(128.9)	62.1	480.2	873.8	3.6
Net cash provided by (used in) investing activities	(103.8)	(138.3)	(602.0)	(288.3)	(378.0)
Net cash provided by (used in) financing activities	292.7	(26.9)	96.4	(802.2)	(23.9)
Depreciation and amortization	62.4	62.0	238.8	219.2	229.3

	At and for the three months ended March 31,		At and for the year ended December 31,
	2012	2011	2011	2010	2009
Certain Financial Ratios:
Total debt to EBITDA(1)(6)	3.62	2.33	2.98	2.35	3.38
Net cash to EBITDA(2)(6)	0.55	0.78	0.80	1.13	0.80
Total debt to capitalization(3)	0.39	0.32	0.35	0.31	0.42
EBITDA to interest and commissions on loans(6)	5.05	7.59	5.43	6.81	5.33
Certain Consolidated Financial Data: (in US$ millions)
EBITDA(4)	148.1	156.3	557.0	610.9	608.7
Interest and commissions on loans(5)	28.4	22.3	102.6	89.7	114.2

(1)	Total debt represents short- and long-term loans and financing. Total debt excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purpose entities, or SPEs.
(2)	Net cash represents cash and cash equivalents, plus financial assets, minus short- and long-term loans and financing.
(3)	Total capitalization represents short- and long-term loans and financing, plus total shareholders’ equity.
(4)	EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is not a measurement of our financial performance under IFRS. EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under IFRS. Other companies in our industry may calculate EBITDA differently than we have for purposes of this prospectus supplement, limiting EBITDA’s usefulness as a comparative measure.
(5)	Includes only interest and commissions on loans, which are included in financial income (expense), net presented in our consolidated income statement.
(6)	Financial ratios at March 31, 2011 and 2012 were calculated based on the accumulated EBITDA for the previous 12-month periods (US$650.2 million and US$548.9 million, respectively) and, as to the ratio of EBITDA to interest and commissions on loans, based on the related interest and commissions on loans for such 12-month periods (US$85.7 million and US$108.8 million, respectively).

The table below sets forth the reconciliation of net income attributable to Embraer to EBITDA, calculated on the basis of financial information prepared in accordance with IFRS, for the periods indicated.

	For the three months ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in US$ millions)
EBITDA Reconciliation:
Net income	63.6	106.3	120.4	345.4	478.9
Financial income (expenses), net	7.9	(6.1)	90.7	(17.5)	(10.2)
Foreign exchange gain (loss), net	(0.4)	(3.3)	(20.0)	1.1	68.8
Income tax (expense) income	14.6	(2.6)	127.1	62.7	(158.1)
Depreciation and amortization	62.4	62.0	238.8	219.2	229.3

EBITDA	148.1	156.3	557.0	610.9	608.7

	For the three months ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
Other Data:
Aircraft delivered during period:
To the Commercial Aviation Segment
ERJ 135	—	—	—	—	—
ERJ 145	—	—	2	6	7
EMBRAER 170	—	1	1	9 / 2	22
EMBRAER 175	2	2	10	8	11
EMBRAER 190	13	11	68	58	62
EMBRAER 195	6	6	24	17	20
To the Defense and Security Segment
EMB 120 Brasília	—	—	—	—	—
Legacy 600	—	—	—	1	—
Phenom 100	—	—	—	—	4
EMB 135	—	—	—	1	1
EMB 145	—	—	—	—	—
EMBRAER 170	—	—	—	—	—
EMBRAER 190	—	—	—	—	2
EMB 145 AEW&C/RS/MP	—	—	—	—	—
EMB 312 Tucano/AL-X/Super Tucano	—	—	—	—	26
To the Executive Aviation Segment
Legacy 600/650	1	2	13	10	18
EMBRAER 175 Shuttle	—	—	—	—	3
Phenom 100	4	2	41	100	93
Phenom 300	8	4	42	26	1
Lineage 1000	—	—	3	8	3
To the General Aviation Segment
Light Propeller Aircraft	—	—	54	—	34

Total delivered	34	28	258	246	304

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.

	At March 31,		As of December 31,
	2012	2011	2011	2010	2009
Aircraft in backlog at end of period:
In the Commercial Aviation Segment
ERJ 145	—	2	—	2	8
EMBRAER 170	7	9	6	10	17
EMBRAER 175	44	54	46	40	15
EMBRAER 190	150	170	162	157	185
EMBRAER 195	39	35	35	41	40
In the Defense and Security Segment	138	133	27	19	61
In the Executive Aviation Segment
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/ 190 Shuttle	374	522	421	551	737
Total backlog (in aircraft)	752	925	697	820	1,063

Total backlog (in US$ millions)	14,690.0	16,002.0	15,441.0	15,543.0	16,634.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements at March 31, 2012 and for the three months ended March 31, 2012 and 2011 and the notes thereto included in our report on Form 6-K, furnished to the SEC on June 11, 2012 and incorporated herein by reference. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements.”

Economic Environment

Despite recent signs of mild economic recovery in the U.S. economy, the European Union continues to struggle with fiscal deficits in many countries, including Spain, Italy, Greece and Ireland. Although markets continue to expect good growth rates in emerging market economies, the pace of the expansion in those economies has been reduced. The Brazilian economy has been reasonably resilient to the 2008 crisis and has grown on average 3.3% annually over the past three years, taking the economy to full employment and causing the local currency to appreciate. Over the past two months, after many changes in regulation of the local exchange rate markets, increased taxation of foreign exchange transactions and Central Bank interventions in the markets, the local currency has depreciated.

The most recent international scenario suggests global disinflation, higher volatility in the financial markets, a decline in corporate earnings estimates and losses in important industries, including the air transport and insurance industries. As a consequence, the Central Bank is expected to continue to cut the Selic rate and the instability of foreign exchange rates may adversely affect the Brazilian economy.

In this economic environment, the business jet market has not yet recovered from the 2008 crisis given its dependency on the U.S. and European economies, by far the two largest markets. In commercial aviation, passenger traffic has recovered but although passenger demand remains resilient, demand for aircraft has softened in recent months, given the increase in uncertainty regarding global GDP growth expectations. Locally, we continue to expect increases in the cost of labor, however, the recent depreciation of the real against the U.S. dollar, which reduces our local costs in U.S. dollar terms, has offset, partially or totally, the impact of the labor cost inflation experienced over the past years.

Any uncertainty surrounding the U.S., Brazilian and global economies could result in the Brazilian federal government changing existing laws or regulations or imposing new laws or regulations, and/or the Central Bank changing base interest rates, which, in each case, could adversely affect our operations. See “Item 5A. Operating Results—Brazilian Economic Environment” in our 2011 Form 20-F.

In the first three months of 2012, the real appreciated by 2.9% against the U.S. dollar, such that the real declined from R$1.88 to US$1.00 on December 31, 2011 to R$1.82 to US$1.00 by March 31, 2012. Interest rates continued at high levels, with the CDI averaging 10.19% in the first three months of 2012, and the country achieved a trade surplus of US$2.4 billion in the same period. Brazil’s GDP for the first three months of 2012 increased 0.8% from the corresponding period in 2011. The depreciation of the real after the first three months of 2012, if sustained throughout the remainder of 2012, is likely to positively affect our gross margin and operating margin for the year, as our local costs will decrease when translated to U.S. dollars.

With 83% of our revenues coming from outside of Brazil, our results are dependent on the condition of the global economy and, more particularly, of North America and Europe, which combined accounted for approximately 45% of our revenues for 2011 and 50% of our firm backlog as of March 31, 2012.

Basis of Presentation

The following discussion is based on, and should be read in conjunction with our unaudited condensed consolidated financial statements and the notes thereto prepared in accordance with IFRS and included in our report on Form 6-K furnished to the SEC on June 11, 2012.

Operating Data

The following chart sets forth statistical data for our deliveries and backlog of our aircraft for and as at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, normally accompanied by a down payment, for which we have reserved a place on one of our production lines. See “Item 5A. Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market” in our 2011 Form 20-F and “—Trend Information” below for certain information on our firm orders and options.

	Three Months Ended March 31,
	2012	2011
Commercial Airline
Deliveries
EMBRAER 170	—	1
EMBRAER 175	2	2
EMBRAER 190	13	11
EMBRAER 195	6	6
Defense
Deliveries	—	—
Executive Aviation
Deliveries	13	8
Other Operating Information
Total backlog (in US$ millions)	14,690.0	16,002.0

Trend Information

The following table summarizes our order book for the commercial aviation segment at March 31, 2012. Our total firm order backlog at that date, including commercial and executive jets, as well as defense and security programs, was approximately US$14.7 billion.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMBRAER 170	189	31	182	7
EMBRAER 175	189	290	145	44
EMBRAER 190	552	344	402	150
EMBRAER 195	133	24	94	39

TOTAL	1,063	689	823	240

The following tables set forth our commercial aviation order book at March 31, 2012 by aircraft type, customer and country.

EMBRAER 170:
Customer	Firm Orders	Delivered	Firm Order Backlog
Air North (Canada)	1	—	1
Alitália (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC (Ireland) (1)	6	6	—
Egypt Air (Egypt)	12	12	—
ETA Star Aviation (India)	5	—	5
Finnair (Finland)	10	10	—
Gecas (USA)	9	9	—
JAL (Japan)	10	10	—
Jetscape (USA)	1	1	—
Lot Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airline (USA)	48	48	—
Satena (Columbia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—
Undisclosed	1	—	1

TOTAL	189	182	7

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena.

EMBRAER 175:
Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
ECC (Ireland) (1)	1	1	—
Air Lease (USA)	5	4	1
Alitália (Italy)	10	—	10
Flybe (UK)	35	4	31
Gecas (USA)	5	5	—
Jetscape (USA)	1	1	—
Lot Polish (Poland)	12	12	—
Northwest Airlines (USA)	36	36	—
Oman Airlines (Oman)	5	3	2
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
Suzuyo (Japan)	3	3	—
TRIP (Brazil)	5	5	—

TOTAL	189	145	44

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraibes.

EMBRAER 190:
Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Columbia)	5	5	—
Aeromexico (Mexico)	12	8	4
Aerosvit (Ukraine)	10	—	10
Air Astana (Euro)	2	—	2
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	25	12	13
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Latin America)	20	20	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	8	7	1
BOC (Singapore)	15	—	15
China Southern (China)	20	9	11
CIT (USA)	10	—	10
Copa (Panama)	15	15	—
Finnair (Finland)	13	12	1
Gecas (USA)	32	24	8
Hebei (China)	2	2	—
HNA Group (China)	50	44	6
JetBlue (USA)	88	55	33
ECC (Ireland)(1)	1	1	—
Jetscape (USA)	7	7	—
KLM (Holland)	22	19	3
Kenya Airways (Africa)	10	—	10
Kunpeng (China)	5	5	—
LAM (Republic of Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	6	2	4
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
Trip (Brazil)	6	3	3
US Airways (USA)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	10	2	8

TOTAL	552	402	150

EMBRAER 195:
Customer	Firm Orders	Delivered	Firm Order Backlog
Azul (Brazil)	57	31	26
Flybe (UK)	14	14	—
Gecas (USA)	7	7	—
Globalia (Spain)	12	12	—
Jetscape (USA)	2	—	2
Lot Polish (Poland)	4	4	—
Lufthansa (Germany)	34	23	11
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordan)	2	2	—

TOTAL	133	94	39

Results of Operations

The following table presents statement of income data by business segment for the periods indicated.

	Three months ended March 31,
	2012	2011
	(in US$ millions)
Revenue:
Commercial aviation	759.7	751.8
Executive aviation	151.7	115.8
Defense and security	231.8	169.3
Other related businesses	12.7	18.8

Total	1,155.9	1,055.7
Cost of sales and services:
Commercial aviation	(571.2)	(562.6)
Executive aviation	(131.9)	(87.0)
Defense and security	(175.8)	(135.5)
Other related businesses	(8.8)	(14.2)

Total	(887.7)	(799.3)

Gross profit:
Commercial aviation	188.5	189.2
Executive aviation	19.8	28.8
Defense and security	56.0	33.8
Other related businesses	3.9	4.6

Total	268.2	256.4
Operating expenses:
Commercial aviation	(108.1)	(101.0)
Executive aviation	(35.4)	(31.7)
Defense and security	(36.2)	(25.4)
Other related businesses	(2.8)	(4.0)

Total	(182.5)	(162.1)

Operating profit before finance income (expense)	85.7	94.3

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated.

	Three months ended March 31,
	2012		2011
Consolidated Statements of Income	(in US$ millions, except percentages)
Revenue	1,155.9	100.0%	1,055.7	100.0%
Cost of sales and services	(887.7)	76.8%	(799.3)	75.7%

Gross profit	268.2	23.2%	256.4	24.3%
Operating income (expense)
Administrative	(71.0)	6.1%	(57.2)	5.4%
Selling	(108.8)	9.4%	(94.0)	8.9%
Research	(16.0)	1.4%	(19.3)	1.8%
Other operating income, net	13.5	1.2%	8.4	0.8%
Equity in losses of associates	(0.2)	—	—	—

Operating profit before financial income (expense)	85.7	7.4%	94.3	8.9%
Financial income (expense), net	(7.9)	0.7%	6.1	0.6%
Foreign exchange gain, net	0.4	—	3.3	0.3%

Profit before taxes on income	78.2	6.8%	103.7	9.8%
Income taxes expense (benefit)	(14.6)	1.3%	2.6	0.2%

Net income	63.6	5.5%	106.3	10.1%

Attributable to:
Owners of Embraer	62.6	5.4%	105.1	10.0%
Noncontrolling interest	1.0	0.1%	1.2	0.1%

Three Months Ended March 31, 2012 Compared with Three Months Ended March 31, 2011

Revenue. Revenues increased by 9.5%, from US$1,055.7 million for the three-month period ended March 31, 2011, to US$1,155.9 million for the corresponding period in 2012, mainly due to an increase in the number of commercial and executive aircraft deliveries, which totaled 34 aircraft in the first three months of 2012 compared to 28 for the corresponding period in 2011. Revenues from the commercial aviation segment accounted for US$759.7 million, or 65.7% of total revenues, for the three-month period ended March 31, 2012, an increase of 1.1% compared to US$751.8 million, or 71.2% of total revenues, for the corresponding period of 2011. Revenues from the executive aviation segment accounted for US$151.7 million for the three-month period ended March 31, 2012, an increase of 31.0% compared to US$115.8 million for the corresponding period of 2011, as a result of the higher number of aircraft delivered (13 executive jets delivered in the first three months of 2012 compared to eight in the first three months of 2011). Revenues from the defense and security segment accounted for US$231.8 million for the three-month period ended March 31, 2012, an increase of 37.0% compared to US$169.3 million for the corresponding period of 2011. Revenues from aviation services remained stable, totaling US$162.4 million for the three-month period ended March 31, 2012, compared to US$162.5 million for the corresponding period of 2011.

As mentioned, a total of 34 jets were delivered during the first three months of 2012, including 21 jets to the commercial aviation segment and 13 jets to the executive aviation segment. During the first three months of 2011 we delivered 28 jets, including 20 jets to the commercial aviation segment and eight jets to the executive aviation segment. See “Item 3D. Risk Factors—Risk Relating to Embraer” in our 2011 Form 20-F.

Cost of sales and services. Cost of sales and services increased by 11.1%, from US$799.3 million for the three-month period ended March 31, 2011 to US$887.7 million for the corresponding period of 2012, due to a 9.5% increase in revenues, coupled with an increase in labor costs which were partially offset by the depreciation of the real against the U.S. dollar. Cost of sales and services as a percentage of revenue increased from 75.7% in the three-month period ended March 31, 2011 to 76.8% in the corresponding period of 2012.

Gross profit. Our gross profit increased by 4.6%, from US$256.4 million for the three-month period ended March 31, 2011 to US$268.2 million for the corresponding period of 2012, in line with the increase in our revenues. Our gross margin decreased from 24.3% for the three-month period ended March 31, 2011 to 23.2% for the corresponding period of 2012.

Operating income (expense). Operating expenses totaled US$182.5 million for the three-month period ended March 31, 2012, an increase of 12.6% when compared to US$162.1 million for the corresponding period of 2011. The increase is mainly due to increased wages for our employees in Brazil coupled with our efforts to expand our customer support network, particularly in the executive aviation segment. Operating expenses as a percentage of revenue increased from 15.4% in the three-month period ended March 31, 2011 to 15.8% in the corresponding period of 2012.

Administrative. Administrative expenses totaled US$71.0 million for the three-month period ended March 31, 2012, a 24.1% increase from US$57.2 million for the corresponding period of 2011. This increase was primarily a result of the wage increases for our employees in Brazil mentioned above as well as changes in the corporate structure that increased administrative expenses in certain divisions.

Selling. Selling expenses totaled US$108.8 million for the three-month period ended March 31, 2012, a 15.7% increase from US$94.0 million for the corresponding period of 2011, mainly driven by our efforts towards expanding our customer support network, particularly in the executive aviation segment.

Research. Research expenses totaled US$16.0 million for the three-month period ended March 31, 2012, a 17.1% decrease compared to US$19.3 million for the corresponding period of 2011. This decrease is primarily a result of the investment schedule related to research planned for the year. See “Item 4B. Business Overview—Supplier and Components; Risk-Sharing Arrangements” in our 2011 Form 20-F.

Other operating income, net. Other operating income, net totaled US$13.5 million for the three-month period ended March 31, 2012, a 60.7% increase compared to US$8.4 million for the corresponding period of 2011, mainly due to liquidated damages collected during the period as a result of order cancellations, primarily in the executive aviation segment.

Equity in losses of associates. In August of 2011, through our wholly-owned subsidiary in the United States, Embraer Aircraft Holdings, Inc., we acquired a non-controlling stake in Aero Seating Technologies LLC, or AST. Since we do not hold a controlling stake, under IFRS, we do not consolidate AST’s results and are required to account for these results under the equity method. Our equity in losses of associates totaled US$0.2 million for the three-month period ended March 31, 2012. We did not own an equity interest in AST during the first three months of 2011.

Operating profit before financial income (expense). As a result of the foregoing factors, our consolidated operating profit totaled US$85.7 million for the three-month period ended March 31, 2012, a 9.1% decrease compared to US$94.3 million in the correspondent period of 2011.

Financial income (expense), net. Financial income (expense), net totaled a net financial expense of US$7.9 million for the three-month period ended March 31, 2012, compared to a net financial income of US$6.1 million for the corresponding period of 2011. Financial income (expense), net changed from financial income of 0.6% of revenues in the first three months of 2011 to an expense of 0.7% of revenues in the first three months of 2012. This change arose as a result of the impact of re-evaluation of certain residual value guarantee obligations which totaled US$11.1 million in the first quarter of 2012. These losses are a result of the quarterly re-evaluation of the outstanding residual value guarantees, based on the most recent aircraft valuations received from third-party independent aircraft appraisal firms.

Foreign exchange gain, net. Foreign exchange gain, net reflects exchange variations of monetary assets and liabilities stated in currencies other than the U.S. dollar which arises when these are translated into U.S. dollars. We recorded a US$0.4 million foreign exchange gain for the three-month period ended March 31, 2012, an 87.9% decrease compared to a US$3.3 million gain for the corresponding period of 2011.

Income taxes expense (benefit). Income taxes expense (benefit) is based on the determination of taxable income as measured in reais under Brazilian tax regulations. We recorded a US$14.6 million income tax expense for the three-month period ended March 31, 2012. For the corresponding period of 2011, we recorded a US$2.6 million income tax benefit. The effective tax expense rate was (18.7)% in the quarter ended March 31, 2012 compared to a benefit of 2.5% in the quarter ended March 31, 2011.

Other than the effects arising from the translation to U.S. dollars of the income tax obligation which is determined in reais, the principal reason for the lower income tax expenses in 2011 arose mainly as a result of the tax deductible dividends paid in the form of interest on shareholders’ equity distributed during the first quarter of 2011. During the first quarter of 2012, no dividends in the form of interest on shareholders’ equity were distributed.

Net income attributable to owners of Embraer. As a result of the foregoing, our net income attributable to our owners was US$62.6 million for the three-month period ended March 31, 2012, or a 5.4% net margin, a decrease of 40.4% compared to our net income of US$105.1 million, or a 10.0% net margin, for the corresponding period of 2011.

Net income attributable to noncontrolling interest. As a result of the foregoing, net income attributable to noncontrolling interest was US$1.2 million for the three-month period ended March 31, 2012, an increase of 20.0% compared to US$1.0 million for the corresponding period of 2011.

Research

We incur research expenses related to the creation of new technologies that may be applied to our aircraft in the future. Such expenses are not associated with any particular aircraft and include the implementation of quality assurance initiatives, improvements to the productivity of production lines and studies to determine the latest developments in technology and quality standards. Under IFRS, research costs are expensed as incurred in the research line item of our statement of income.

In 2012, we expect to invest approximately US$100 million in our research activities (compared to US$85.3 million in 2011). From the total expected costs of US$100 million, we have already spent US$16.0 million. We receive additional funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft research and development.

Liquidity and Capital Resources

Our liquidity needs arise principally from research, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets in order to meet these needs. For further information, see “Item 4B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements,” “Item 4B. Business Overview—Commercial Aviation Business—Production, New Orders and Options” and “Item 5B. Liquidity and Capital Resources” in our 2011 Form 20-F.

As of the date of this prospectus supplement, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital and investment requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100, the Phenom 300, the Legacy 600/650 and the Lineage 1000 executive jets, (2) further develop our new Legacy 450/500 executive jets, (3) make other planned capital expenditures and (4) pay dividends and interest on shareholders’ equity. At this point, our access to liquidity sources has not been materially impacted by the current credit environment, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by the ongoing market disruptions.

Our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of economic downturns and financial volatility negatively affecting the commercial and executive aviation industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Net Cash Used in Operating Activities

Our net cash used in operating activities was US$128.9 million in the first three months of 2012, compared to net cash generated by operating activities of US$62.1 million in the first three months of 2011. The reduced net income and the lower level of trade payables and advances from customers, were the main reasons for the variation on our operating net cash for the first three months of 2012 compared to the same period in 2011.

Net Cash Used in Investing Activities

In the first three months of 2012, our net cash used in investing activities was US$103.8 million, compared to US$138.3 million in the first three months of 2011, mostly because of a lower level of investment in property, plant and equipment.

Capital Expenditures

We recorded additions to property, plant and equipment of US$39.6 million in the first three months of 2012, compared to US$91.8 million in additions in the first three months of 2011. These investments were made in the purchase of trade-in aircraft as well as spare parts to support our growing pool program, which are also accounted for under property, plant and equipment. In the first three months of 2011, these investments in trade-in aircraft and spare parts totaled US$53 million, compared to US$8.0 million in the same period of 2012.

We currently expect capital expenditures related to property, plant and equipment to total approximately US$200 million in 2012, primarily related to investments in the completion of our industrial facilities in Evora, Portugal.

Net Cash Used in Financing Activities and Total Debt

Our net cash used in financing activities was US$26.9 million in the first three months of 2011 compared to net cash generated by financing activities of US$292.6 million in the first three months of 2012. In the first three months of 2012, we did not distribute interest on shareholders’ equity as compared with US$79.7 million distributed in the first three months of 2011. We also repaid a total amount of US$240.7 million of our indebtedness in the first three months of 2012, compared to the repayment in the aggregate amount of US$388.0 million in the first three months of 2011. In addition, during the first three months of 2011, we raised new borrowings of US$440.8 million, compared to new borrowings of US$549.4 million during the first three months of 2012.

Credit Facilities and Lines of Credit

As of March 31, 2012, we had total debt of US$1,988.2 million under our financing arrangements described below, 73.5% of which consisted of long term debt and 26.5% of which consisted of short term debt.

Long-term Facilities

We have various long-term loans and credit agreements with aggregate outstanding borrowings of US$1,548.8 million at March 31, 2012. See Note 12 to our unaudited condensed consolidated financial statements at March 31, 2012 and for the first three months of 2012 and 2011 for further information on these financing arrangements. See also “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit” in our 2011 Form 20-F.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of March 31, 2012, we were in compliance with all restrictive covenants contained in our financing agreements.

At March 31, 2012, US$263.9 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment and by an escrow account.

Short-term Facilities

We have various short-term loans and credit agreements with aggregate outstanding borrowings of US$316.3 million at March 31, 2012. See Note 12 to our unaudited condensed consolidated financial statements at March 31, 2012 and for the first three months of 2012 and 2011 and incorporated herein by reference for further information on our short-term financing arrangements.

Recourse and Non-Recourse Debt

Total debt excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process. See Note 10 to our audited consolidated financial statements included in our 2011 Form 20-F and incorporated by reference herein.

The effect of consolidating these SPEs resulted in non-recourse and recourse debt at March 31, 2012, reflected as a separate line item on our balance sheet, of US$459.9 million, and collateralized accounts receivable of US$486.0 million. US$24.9 million of this debt is non-recourse and we have no obligation for such debt as a debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$435.0 million of debt is recourse to us as a result of pending equity contributions and is partially secured by a pledge of a deposit with a financial institution. The non-recourse and recourse debt is collateralized by the collateralized accounts receivables and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.

Off Balance Sheet Arrangements

For a discussion of our off-balance sheet arrangements at December 31, 2011, see “Item 5E. Off-Balance Sheet Arrangements” in our 2011 Form 20-F.

Trade in Obligations

In connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. Under contractual obligations with our customers, our obligation to receive their aircraft as trade-ins arises only to the extent they accept the delivery of certain of our new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” in our 2011 Form 20-F. From the 18 trade-in options remaining from 2010, through March 31, 2012, we accepted five aircraft for trade-in and 12 trade-in options were cancelled. Additionally, we accepted two aircraft for trade-in as a result of two additional trade-in aircraft options established during 2011. As a result, at March 31, 2012, we are subject to one trade-in aircraft option. Our obligation to receive the aircraft as a trade-in is directly tied to contractual obligations with our customer and is subject to such customer actually taking delivery of certain new aircraft. See Note 40 to our audited consolidated financial statements included in our 2011 Form 20-F and incorporated by reference herein for further information on our trade-in options.

We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have on our financial condition. Based on our current evaluation and on third-parties appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses. See “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” in our 2011 Form 20-F.

We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current estimates and third-party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss. However, there can be no assurance that we would not experience material losses in these cases, particularly if the current global economic downturn were to exert material downward pressures to the pre-owned aircraft market.

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, we are usually the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. We may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing, and the amount due under the guarantees depends on the difference between the outstanding balance and the asset value and is usually limited to a certain amount.

Residual value guarantees provide a third party with a specific guaranteed asset value, usually at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party is required to assure that the underlying assets meet stringent specific return conditions.

The following table provides quantitative data regarding guarantees we render to third parties. The maximum potential payments represent the worst-case scenario and do not necessarily reflect the results expected by us. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

Description	As of March 31, 2012	As of December 31, 2011
	(in US$ millions)
Maximum financial guarantees(1)	442.3	471.6
Maximum residual value guarantees(1)	539.0	542.2
Mutually exclusive exposure(2)	(209.8)	(209.8)
Provisions and liabilities recorded	(129.2)	(121.2)
Off-balance sheet exposure	642.3	682.8
Estimated proceeds from performance guarantees and underlying assets	888.5	896.5

(1)	As of December 31, 2011, financial guarantees provided in connection with AMR Corporation’s purchase of certain Embraer aircraft were accrued in our balance sheet (see Notes 15 and 29 to our audited consolidated financial statements included in our 2011 Form 20-F and incorporated by reference herein) and, therefore, are no longer included as an off-balance sheet item.
(2)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.

As discussed in Note 13 to our audited consolidated financial statements included in our 2011 Form 20-F and incorporated by reference herein, as of December 31, 2011 and 2010, we maintained escrow deposits in the total amount of US$268.4 million and US$263.6 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures. As of March 31, 2012, we maintained escrow deposits in the total amount of US$270.3 million.

Financial and Residual Value Guarantees

We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft which have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$642.3 million as of March 31, 2012, which is, as shown in the table above, secured by expected proceeds from performance guarantees and underlying assets totaling US$888.5 million as of the same date. For further discussion of these off-balance sheet arrangements, see Note 40 to our audited consolidated financial statements included in our 2011 Form 20-F and incorporated by reference herein.

At March 31, 2012, we had US$270.3 million deposited in escrow accounts as collateral for financial and residual value guarantees of certain aircraft sold by us. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of March 31, 2012) and from other offsetting collections, such as cash deposits, would be US$888.5 million. The deposited amounts will be released when the financing contracts mature (from 2013 to 2025) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at March 31, 2012 we had US$270.3 million deposited in escrow accounts and invested in 14-year structured notes with the depositary bank. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold.

Residual value guarantees typically ensure that, at the 15th year as of the delivery date, the relevant aircraft will have a residual market value based on a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value for the 10th year following delivery of the aircraft. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 17% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions. See Note 13 to our audited consolidated financial statements included in our 2011 Form 20-F.

We continuously re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of March 31, 2012.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and interest	2,428.1	558.3	494.5	236.3	1,139.0
Pension fund	207.5	21.7	41.3	41.3	103.2
Capital lease obligations	2.6	1.3	1.2	0.1	—
Operating leases	41.7	5.0	18.8	1.3	16.6
Purchase obligations	948.6	948.6	—	—	—
Non-recourse and recourse debt	460.0	312.3	29.6	44.6	73.5
Customer advances	1,110.0	919.7	182.6	6.3	1.4
Contribution from suppliers	1.7	0.9	0.8	—	—
Financial guarantees	489.9	—	398.9	69.9	21.1
Other liabilities	215.6	6.6	34.9	66.3	107.8

Total	5,905.7	2,774.4	1,202.6	466.1	1,462.6

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on March 31, 2012. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2011 Form 20-F.

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “—Off-Balance Sheet Arrangements” above. See “Item 3D. Risk Factors—Risks Relating to Embraer— Some of our aircraft sales are subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future” in our 2011 Form 20-F.

Purchase obligations consist of trade accounts payable and insurance payables.

Other liabilities include taxes and payroll charges payable in the total amount of US$450.4 million at March 31, 2012. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “—Quantitative and Qualitative Disclosures About Market Risk,” below.

Legal Proceedings

SEC/DOJ Investigation. We, through our outside counsel hired in response to the SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, continue to cooperate fully with the SEC and U.S. Department of Justice, or DOJ, in their investigation of such matters. As part of that cooperation, our outside counsel has reported to the SEC and DOJ with respect to the previously disclosed internal investigation and in response to questions from the SEC and DOJ. The SEC and DOJ investigation continues, and our management, with the support of our outside counsel, continues to believe that it is not possible to estimate the duration, scope or results of the investigation. In the event that an illegal activity is identified or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions, as provided in the FCPA. Our management, based upon the opinion of our outside counsel, continues to believe that there is no basis for estimating reserves or quantifying any possible contingency.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. We may also use derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce our exposure to exchange rate risk. The following sections address the significant market risks associated with our financial activities.

Interest Rate Risk

Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary assets and liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

Our short and long-term debt obligations totaled US$1,988.2 million at March 31, 2012 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,255.3 million), US$1,167.5 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of our US$681.7 million Brazilian real-denominated debt at March 31, 2012, US$107.0 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, US$1.0 million bears interest at a variable rate based on the CDI, and US$573.6 million bears interest at a fixed rate of 5.14% per annum. The TJLP was 6.00% per annum at March 31, 2012. Our Euro-denominated debt totaled US$51.2 million at fixed rate at March 31, 2012.

The table below provides information about our short-term debt obligations as of March 31, 2012 that are sensitive to changes in interest rates and foreign currency exchange rates.

Short-Term Debt	Weighted Average Interest Rate March 31, 2012	Total Amount Outstanding	Total Fair Value
	( % )	( in US$ millions )
U.S. dollars (fixed rate)	5.34	285.2	285.4
U.S. dollars (LIBOR indexed)	1.44	25.6	25.8
Euro (fixed rate)	1.14	27.1	27.2
Reais (fixed rate)	5.14	171.6	171.6
Reais (CDI indexed)	10.77	0.4	0.4
Reais (TJLP rate)	5.98	17.0	17.0

Total short-term debt		526.9	527.4

The table below provides information about our long-term debt obligations as of March 31, 2012 that are sensitive to changes in interest rates and foreign currency exchange rates.

Long-Term Debt	Weighted Average Interest Rate as of March 31, 2012	Total Amount Outstanding	2013	2014	2015	2016	2017 and thereafter	Total Fair Value
	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.34	882.3	1.5	0.6	0.5	0.3	879.4	991.3
U.S. dollars (LIBOR indexed)	1.44	62.2	1.8	1.8	1.9	1.9	54.8	62.1
Euro (fixed rate)	1.14	24.1	0.6	1.3	5.9	6.8	9.5	24.1
Reais (fixed rate)	5.14	402.1	267.7	31.0	31.0	31.0	41.3	402.1
Reais (CDI indexed)	10.77	0.6	0.2	0.3	0.1	—	—	0.6
Reais (TJLP rate)	5.98	90.0	20.8	20.6	17.8	13.2	17.6	90.0

Total long-term debt		1,461.3	292.6	55.6	57.2	53.2	1,002.6	1,570.2

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$5.8 million of our fixed interest rate, U.S. dollar-denominated debt into floating rate-based, U.S. dollar-denominated obligations. We have also entered into a number of swaps, which effectively convert US$114.6 million of our fixed interest rate, Brazilian real-denominated debt into floating rate-based, Brazilian real-denominated obligations.

The table below provides information about our short-term debt obligations as of March 31, 2012, after considering the effects of the above mentioned derivative transactions.

Short-Term Debt	Weighted Average Interest Rate March 31, 2012	Total Amount Outstanding	Total Fair Value
	( % )	( in US$ millions )
U.S. dollars (fixed rate)	5.34	285.5	285.7
U.S. dollars (LIBOR indexed)	1.35	25.3	25.5
Euro (fixed rate)	1.14	27.1	27.2
Reais (fixed rate)	4.21	166.8	166.8
Reais (CDI indexed)	7.18	5.2	5.2
Reais (TJLP rate)	5.98	17.0	17.0

Total short-term debt		526.9	527.4

The table below provides information about our long-term debt obligations as of March 31, 2012, after considering the effects of the above-mentioned derivative transactions.

Long-Term Debt	Weighted Average Interest Rate as of March 31, 2012	Total Amount Outstanding	2013	2014	2015	2016	2017 and thereafter	Total Fair Value
	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.34	887.7	1.8	1.0	0.9	0.7	883.3	996.7
U.S. dollars (LIBOR indexed)	1.35	56.8	1.5	1.4	1.5	1.5	50.9	56.7
Euro (fixed rate)	1.14	24.1	0.6	1.3	5.9	6.8	9.5	24.1
Reais (fixed rate)	4.21	292.3	157.9	31.0	31.0	31.0	41.3	292.3
Reais (CDI indexed)	7.18	110.4	110.0	0.3	0.1	—	—	110.4
Reais (TJLP rate)	5.98	90.0	20.8	20.6	17.8	13.2	17.6	90.0

Total long-term debt		1,461.3	292.6	55.6	57.2	53.2	1,002.6	1,570.2

Foreign Currency Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our statement of income as foreign exchange gain (loss), net.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of March 31, 2012, as well as the derivative transactions outstanding at the same date.

	Total Outstanding	Outstanding Amount by Year of Maturity						Total Fair
	Amount	2012	2013	2014	2015	2016	Thereafter	Value
		(in US$ millions, except percentages)
ASSETS
Cash and cash equivalents and financial investments
In reais	1,159.8	1,159.8	—	—	—	—	—	1,159.8
In Euro	124.3	124.3	—	—	—	—	—	124.3
In Other Currencies	53.6	53.6	—	—	—	—	—	53.6
Trade accounts receivable
In reais	33.4	25.1	8.3	—	—	—	—	33.4
In Euro	45.7	34.3	11.4	—	—	—	—	45.7
In Other Currencies	0.1	0.1	—	—	—	—	—	0.1
Deferred income tax assets
In reais	49.1	19.8	14.3	10.1	3.4	1.5	—	49.1
In Euro	8.5	8.5	—	—	—	—	—	8.5
In Other Currencies	3.7	3.7	—	—	—	—	—	3.7
Other assets
In reais	404.4	154.6	249.8	—	—	—	—	404.4
In Euro	23.0	14.8	8.2	—	—	—	—	23.0
In Other Currencies	3.9	3.9	—					3.9
Total Assets in reais	1,646.7	1,359.3	272.4	10.1	3.4	1.5	—	1,646.7
Total Assets in Euro	201.5	181.9	19.6	—	—	—	—	201.5
Total Assets in Other Currencies	61.3	61.3	—	—	—	—	—	61.3
LIABILITIES
Loans
In reais	681.7	189.0	288.7	51.9	48.9	44.2	59.0	681.7
In Euro	51.2	27.2	0.6	1.3	5.9	6.8	9.4	51.2
Accounts payable to suppliers
In reais	40.8	30.6	10.2	—	—	—	—	40.8
In Euro	48.3	36.2	12.1	—	—	—	—	48.3
In Other Currencies	1.1	0.8	0.3	—	—	—	—	1.1
Customer advances
In reais	197.0	147.7	49.3	—	—	—	—	197.0
Other accounts payable & accrued liabilities
In reais	226.0	203.5	22.5	—	—	—	—	226.0
In Euro	43.6	43.6	—	—	—	—	—	43.6
In Other Currencies	3.7	3.7	—	—	—	—	—	3.7
Taxes and payroll charges payable
In reais	438.6	176.6	127.9	90.6	30.5	13.0	—	438.6
In Euro	6.4	6.4	—	—	—	—	—	6.4
In Other Currencies	0.4	0.4	—	—	—	—	—	0.4
Accrued taxes on income
In reais	0.6	0.6	—	—	—	—	—	0.6
In Euro	18.2	18.2	—	—	—	—	—	18.2
In Other Currencies	0.7	0.7	—	—	—	—	—	0.7
Deferred income tax liabilities
In reais	—	—	—	—	—	—	—	—
In Euro	0.5	0.5	—	—	—	—	—	0.5
Contingencies
In reais	61.6	24.8	18.0	12.7	4.3	1.8	—	61.6
In Euro	0.6	0.6	—	—	—	—	—	0.6
Total liabilities in reais	1,646.3	772.9	516.6	155.2	83.7	59.0	59.0	1,646.3
Total liabilities in Euro	168.8	132.7	12.7	1.3	5.9	6.8	9.4	168.8
Total liabilities in Other Currencies	5.9	5.6	0.3	—	—	—	—	5.9
Total exposure in reais	0.4	586.4	(244.2)	(145.1)	(80.3)	(57.5)	(59.0)	0.4
Total exposure in Euro	32.7	49.2	6.9	(1.3)	(5.9)	(6.8)	(9.4)	32.7
Total exposure in Other Currencies	55.4	55.7	(0.3)	—	—	—	—	55.4
DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (Swap R$ Fixed X R$ Floating)
Notional amount	109.8	—	109.8	—	—	—	—	2.8
Average interest paid in R$	9.00%
Average interest paid in R$	75.08% CDI
Swap (fixed interest into variable interest—US$)
Notional amount	157.7	7.9	10.4	10.8	10.6	14.4	103.7	27.0
Average interest paid in US$	6.00%
Swap (fixed interest into variable interest – US$)
Notional amount	5.8	0.2	0.3	0.4	0.4	0.4	4.1	(0.6)
Average interest paid in US$	2.28%
Net exposure in assets/liabilities
In reais	110.2	586.4	(134.4)	(145.1)	(80.3)	(57.5)	(59.0)	3.2
In Euro	32.7	49.2	6.9	(1.3)	(5.9)	(6.8)	(9.4)	32.7
In Other Currencies	55.4	55.7	(0.3)	—	—	—	—	55.4

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus under the heading “Description of Debt Securities.” It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. In this description, and in the related section entitled “Description of Debt Securities” in the accompanying prospectus, references to the “issuer,” “we,” “us” or “Embraer” mean Embraer S.A. only and do not include any of Embraer’s subsidiaries or affiliated companies.

These descriptions are a summary of the material terms of the notes and an indenture between us, as issuer, and The Bank of New York Mellon, as trustee, including a supplement to that indenture concerning the notes. This summary does not restate the terms of the notes or the indenture in their entirety. We urge you to read the notes and the indenture because they, and not this description, define your rights as investors. You can obtain a copy of the forms of the indenture, the supplemental indenture and the notes by contacting us as described in the accompanying prospectus under “Where You Can Find More Information.”

General

The notes:

•	will be a series of the debt securities described in the accompanying prospectus;

•	will be our senior unsecured unsubordinated obligations;

•	will initially be limited to an aggregate principal amount of US$500 million (subject to our right to issue additional notes of this series as described under “—Further Issuances”);

•	will mature at 100% of their principal amount on June 15, 2022;

•	will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof; and

•	will be represented by one or more registered notes in global form and may be exchanged for notes in certificated form only in limited circumstances.

Interest on the notes:

•	will accrue at the rate of 5.150% per annum;

•	will accrue from the date of issuance or from the most recent interest payment date;

•	will be payable in cash semi-annually in arrears on December 15 and June 15 of each year, commencing on December 15, 2012;

•	will be payable to the holders of record on the December 1 and June 1 immediately preceding the related interest payment dates; and

•	will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of, and interest (including additional interest, if any) and any additional amounts on, the notes will be payable at the office of the trustee and at the offices of the paying agents, and the transfer of the notes will be registrable at the office of the trustee and registrar and at the offices of the transfer agents. If and for so long as the notes are listed on the New York Stock Exchange and the rules of that securities exchange will so require, we will maintain a paying agent and transfer agent in New York.

Ranking

The notes will constitute our direct senior unsecured obligations. The notes will rank at least pari passu in priority of payment with all our other existing and future senior unsecured indebtedness.

Our obligations under the notes will rank:

•	equal in right of payment to all our other existing and future senior, unsecured debt subject to certain statutory preferences under applicable law, including labor and tax claims;

•	senior in right of payment to our subordinated debt; and

•	effectively subordinated to debt and other liabilities (including subordinated debt and trade payables) of our subsidiaries, to our secured debt to the extent of such security, and to certain obligations having statutory preference, including claims for salaries, wages, social security, taxes, and court fees, expenses and costs. See “Risk Factors—Risks Relating to the Notes— Payments on the notes will be junior to our secured debt obligations and effectively junior to debt obligations of our subsidiaries.”

At March 31, 2012, on a consolidated basis, we had US$1,988.2 million of debt outstanding. Of this debt, US$263.9 million was secured debt and US$1,080.7 million was debt of our subsidiaries. In addition, at March 31, 2012, we had off-balance sheet exposure of US$642.3 million relating to financial guarantees.

Certain of our operations are, and in the future may be, conducted through our subsidiaries, which subsidiaries may issue debt without any limitation or restrictions.

Redemption and Repurchase

The notes will not be redeemable prior to maturity, except as described below.

Optional Tax Redemption

Subject to the limitations and exceptions described in “Description of Debt Securities—Optional Tax Redemption” in the accompanying prospectus, we will have the option to redeem, in whole but not in part, the notes, upon giving not less than 30 nor more than 60 days’ notice to the holders, at 100% of the principal amount thereof, plus accrued interest and any additional amounts payable with respect thereto where as a result of a change in or amendment occurring after the date of this prospectus supplement to the laws of Brazil or any political subdivision or taxing authority thereof or therein (or rules and regulations thereunder or the official interpretation, administration or application thereof), we would be required to pay additional amounts as described in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus in excess of those attributable to Brazilian withholding tax on the basis of a statutory rate of 15%. No such notice of redemption will be given earlier than 60 days prior to the earliest date on which we would be obligated to pay such additional amounts if a payment in respect of such notes were then due. Prior to the publication or mailing of any notice of redemption of the notes as described above, we must deliver to the trustee an officers’ certificate to the effect that our obligations to pay additional amounts cannot be avoided by taking reasonable measures available to us. We will also deliver an opinion of an independent external legal counsel of recognized standing stating that we would be obligated to pay additional amounts due to the changes in tax laws or regulations. The trustee will accept this certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set forth above, in which event it will be conclusive and binding on the holders.

Optional Redemption With Make-Whole Amount

The notes will be redeemable, at our option, in whole or in part, at any time after June 15, 2017, upon giving not less than 30 nor more than 60 days’ notice to the holders (which notice will be irrevocable), at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury Rate plus 50 basis points (the “Make-Whole Amount”), plus in each case accrued interest (including additional interest, if any), and any additional amounts, on the principal amount of the notes to the date of redemption.

The following terms are relevant to the determination of the redemption price.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. or its affiliates, and Morgan Stanley & Co. LLC or its affiliates, which are primary United States government securities dealers and no less than two other leading primary United States government securities dealers in New York City reasonably designated by us; provided, however, that, if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

Open Market Purchases

We or our affiliates may at any time purchase notes in the open market or otherwise at any price. Any such purchased notes may be cancelled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

Payment of Additional Amounts

Subject to the limitations and exceptions described in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus, we will pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders after withholding or deduction for taxes will equal the amounts that would have been payable in the absence of such withholding or deduction. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Payments

We will make all payments on the notes exclusively in such coin or currency of the United States as at the time of payment will be legal tender for the payment of public and private debts.

We will make payments of principal upon surrender of the relevant notes at the specified office of the trustee or any of the paying agents. Payments of principal and interest in respect of each note will be made by the trustee and the paying agents by U.S. dollar check drawn on a bank in New York City and mailed to the holder of such note at its registered address. Upon application by the holder to the specified office of the trustee, the issuer or any paying agent not less than 10 business days before the due date for any payment in respect of a note, such payment may be made by transfer to a U.S. dollar account maintained by the holder with a bank in New York City.

All payments by us in respect of the notes, including, without limitation, additional interest, if any, will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or other governmental charges of a similar nature (and any fines, penalties or interest related thereto) imposed or levied by or on behalf of Brazil or any political subdivision or authority of or in Brazil having power to tax, unless such withholding or deduction is required by law, except under certain specified circumstances contained in the indenture. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus. No commissions or expenses will be charged to the holders in respect of such payments.

Subject to applicable law, the trustee and the paying agents will pay to us upon request, any monies held by them for the payment of principal, premium, if any, or interest that remains unclaimed for two years, and, thereafter, holders entitled to such monies must look to us for payment as general creditors. After the return of such monies by the trustee or the paying agents to us, neither the trustee nor the paying agents shall be liable to the holders in respect of such monies.

Defeasance and Discharge

Full defeasance and discharge and covenant defeasance and discharge, as described in the accompanying prospectus, will apply to the notes, provided that we must irrevocably deposit in trust for your benefit and the benefit of all other direct holders of the notes, money or U.S. government or U.S. government agency debt securities or bonds or a combination thereof that, in the opinion of a firm of nationally recognized independent public accountants, will generate enough cash to make interest and any other payments, including additional amounts, on the notes on their maturity date. See “Description of Debt Securities—Defeasance and Discharge” in the accompanying prospectus.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting our ability to incur liens and merge with other entities. You should read the information under the heading “Description of Debt Securities—Certain Covenants” in the accompanying prospectus.

Events of Default

Holders of the notes will have special rights if an event of default occurs and is not cured or waived. “Events of default” with respect to the notes are defined to include: (i) certain failures by us or our subsidiaries to make payment on principal (including premium, if any) and interest of the notes; (ii) failure by us or our subsidiaries to comply with certain covenants applicable to the notes after giving of notice and lapse of grace periods; (iii) failure by us or our subsidiaries to make payment at maturity of indebtedness in a total aggregate principal amount of US$50 million or more or the acceleration of maturity of our or our subsidiaries’ indebtedness in a total aggregate principal amount of US$50 million or more; (iv) final judgments or decrees for payment of money in excess of US$50 million are not paid by us or our subsidiaries; (v) commencement by us or our significant subsidiaries of certain bankruptcy or reorganization proceedings or becoming subject to such proceedings; and (vi) occurrence of certain illegality events. These events of default are described in detail under the heading “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Further Issuances

We reserve the right to issue, from time to time, without the consent of the holders of the notes, additional notes on terms and conditions substantially identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes.

Book-Entry Ownership, Denomination and Transfer Procedures for the Notes

The following description of the operations and procedures of DTC supplements the description contained under the heading “Legal Ownership of Debt Securities” in the accompanying prospectus and is provided to you solely as a matter of convenience. You should read this section in conjunction with the information provided in the accompanying prospectus. These operations and procedures are solely within the control of the respective settlement systems and are subject to change from time to time. We take no responsibility for these operations and procedures and urge you to contact the systems or their participants directly to discuss these matters.

We will make an application to DTC for acceptance in its book-entry settlement system of the notes, which will be in global form. The notes will be deposited with the trustee, as custodian, for the nominee of DTC. The custodian and DTC will electronically record the principal amount of the notes held within the DTC system. Investors may hold such interests directly through DTC if they are participants in DTC.

Ownership of beneficial interests in the notes will be limited to persons who have accounts with DTC, whom we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the notes with DTC’s custodian, DTC will credit portions of the principal amount of the notes to the accounts of the DTC participants designated by the underwriters; and

•	ownership of beneficial interests in the notes will be shown on, and transfer of ownership of those interests will be effected only through records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the notes).

As long as DTC or its nominee is the registered holder of the notes, DTC or its nominee will be considered the sole owner and holder of the notes for all purposes under the indenture and the notes. Except as described above, if you hold a book-entry interest in the notes in global form, you:

•	will not have notes registered in your name;

•	will not receive physical delivery of notes in certificated form; and

•	will not be considered the registered owner or holder of an interest in the notes under the indenture or the notes.

As a result, each investor who owns a beneficial interest in the notes must rely on the procedures of DTC to exercise any rights of a holder under the indenture (and, if the investor is not a participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of the principal of, and interest on, the notes registered in the name of DTC’s nominee will be to the order of its nominee as the registered owner of such notes. It is expected that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the notes as shown on the records of DTC or the nominee. We also expect that payments by DTC participants to owners of beneficial interests in the notes held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. Neither we nor the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such ownership interests.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, in the circumstances described below, DTC will surrender the notes for exchange for individual definitive notes.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” under the laws of the State of New York, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

The foregoing information about DTC has been provided for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the notes among participants and accountholders of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee nor any of the trustee’s agents will have any responsibility for the performance by DTC or its respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a note in global form is lodged with DTC or the custodian, notes represented by individual certificated form will not be eligible for clearing or settlement through DTC.

Notes in Certificated Form

Registration of title to notes in a name other than DTC or its nominee will not be permitted unless (i) DTC has notified us that it is unwilling or unable to continue as depositary for the notes in global form or the depositary ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days or (ii) we decide in our sole discretion to allow some or all book-entry notes to be exchangeable for notes in certificated form in registered form. In such circumstances, we will cause sufficient notes in certificated form to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of notes. Payments with respect to notes in certificated form may be made through the transfer agent. A person having an interest in the notes in global form must provide the registrar with a written order containing instructions and such other information as the securities registrar and we may require to complete, execute and deliver such notes in certificated form.

If we issue notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the trustee, registrar or at the offices of the transfer agents. We will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Regarding the Trustee

We may maintain banking relationships in the ordinary course of business with the trustee.

Governing Law

The indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York.

We will submit to the non-exclusive jurisdiction of the U.S. federal and New York State courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the notes and the indenture. We have appointed National Registered Agents, 111 Eighth Avenue, New York, New York 10011, as our authorized agent upon which process may be served in any such action.

CERTAIN MATERIAL TAX CONSIDERATIONS

The following discussion, subject to the limitations set forth below, describes certain material Brazilian and United States Federal Income tax considerations relating to your ownership and disposition of notes. This discussion does not purport to be a complete analysis of all material tax considerations in Brazil and the United States and does not address tax treatment of holders of notes under the laws of other countries. Holders of notes who are resident in countries other than Brazil or the United States, along with holders that are resident in those countries, are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them.

Material Brazilian Tax Considerations

The following discussion is a general description of certain Brazilian tax aspects of the notes applicable to an individual, entity, trust or organization, resident or domiciled outside Brazil for tax purposes (“Non-Brazilian Holder”).

Generally, any capital gains generated outside Brazil as a result of a transaction between two non-residents of Brazil with assets not located in Brazil are not directly subject to tax in Brazil. On the other hand, when the assets are located in Brazil, such capital gains are subject to income tax, according to Law No. 10,833, enacted on December 29, 2003. Since the notes will not be sold publicly in Brazil and will be listed on the New York Stock Exchange, we believe that the notes would not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833. However, we cannot assure prospective Non-Brazilian Holders that such interpretation of Law No. 10,833 will prevail in the courts of Brazil.

As a result, gains recognized by a Non-Brazilian Holder from the sale or other disposition of the notes to (i) a non-resident of Brazil in case the courts determine that the notes are considered assets located in Brazil or (ii) a resident of Brazil, will be subject to income tax in Brazil at a rate of 15%, or 25% if the Non-Brazilian Holder is located in a country or location which does not impose income tax or which imposes it at a maximum rate lower than 20% (“Low or Nil Tax Jurisdiction”).

As a rule, a Non-Brazilian Holder is taxed in Brazil when income is derived from Brazilian sources or gains are realized on the disposition of assets located in Brazil. Because we are domiciled in Brazil, payments of interest under the notes made by us to a Non-Brazilian Holder are subject to withholding taxes in Brazil.

Generally, payments of income made by Brazilian residents are subject to income tax withheld at source, at a variable rate depending on the nature of the payment and the location of the beneficiary, at a maximum of 25%. Concerning payments of interest, Decree No. 3,000/99, Brazilian Income Tax Regulations, provides for a rate of 15%.

There is some uncertainty regarding the applicable tax treatment to payments of the principal amount by us to Non-Brazilian Holders. Although the argument that such payments made by us do not convert the nature of the payment from principal into taxable income, there are no precedents from Brazilian courts endorsing that position and it is not possible to assure that such argument would prevail in court.

In addition, conversion of Brazilian currency into foreign currency, as well as the conversion of foreign currency into Brazilian currency, are subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, the applicable rate of IOF/Exchange for the entrance of amounts in Brazil as loans, including loans from disposition of notes on foreign markets, is 0% provided that the term of such loan is longer than 1,800 days; otherwise, a 6% rate of IOF/Exchange will apply. In case we decide to not bring the proceeds of the offering to Brazil and to make payments under the notes from Brazil, we need to previously register the transaction before the Central Bank and formalize a symbolic exchange agreement to register the availability of such funds for us abroad. The symbolic exchange transaction will be subject to IOF/Exchange tax at the rate of 0.38% of the amount registered as available for us abroad. Pursuant to IOF/Exchange applicable to the remittance of interests abroad arising from a foreign loan, the applicable tax rate is 0.38%. In any case, the Brazilian federal government may reduce such rate or increase it up to 25%, but only with respect to future transactions.

Generally, there is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the notes) nor any inheritance, gift or succession tax applicable to the ownership, transfer or disposition of the notes, except for gift and inheritance taxes imposed in some states of Brazil on gifts and bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such Brazilian states.

Material United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of notes by a U.S. Holder (as defined below). The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

This summary deals only with initial purchasers of notes at their issue price that are U.S. Holders and that will hold the notes as “capital assets” (generally, assets held for investment). The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the ownership or disposition of notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (including, without limitation, brokers, dealers in securities or currencies, financial institutions, mutual funds, regulated investment companies, qualified retirement plans or other tax-deferred accounts, insurance companies, tax-exempt entities, traders that elect mark to market treatment, investors subject to the alternative minimum tax, investors that have a “functional currency” other than the U.S. dollar, or investors that hold their notes as part of a hedge, straddle or conversion transaction).

As used herein, the term “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds notes will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their own tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of notes by the partnership.

Payments of Interest

Interest paid to a U.S. Holder on a note, including any Brazilian taxes withheld therefrom, will be includible in the U.S. Holder’s gross income as ordinary interest income in accordance with the U.S. Holder’s usual method of U.S. federal income tax accounting. In addition to interest on the notes, you will be required to include in income any additional amounts paid in respect of Brazilian tax withheld. You may be entitled to deduct or credit this tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest paid on the notes (including any additional amounts) constitutes income from sources outside the United States, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, interest paid on the notes generally will constitute “passive category income.” The rules governing the foreign tax credit are complex and subject to certain limitations. You are urged to consult your tax advisers regarding the availability of the foreign tax credit under your particular circumstances.

Disposition of the Notes

A U.S. Holder generally will recognize gain or loss on the sale, exchange, or other taxable disposition of a note equal to the difference between the amount realized on the sale, exchange, or other taxable disposition and the adjusted tax basis of the note. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. A U.S. Holder’s tax basis in a note generally will be its U.S. dollar cost. Any gain or loss recognized upon the sale, exchange, or other taxable disposition of a note by a U.S. Holder generally will be U.S. source capital gain or loss, and will be treated as long-term capital gain or loss if, at the time of the sale, exchange, or other taxable disposition, the U.S. Holder held the note for more than one year. A U.S. Holder may not be able to claim a foreign tax credit for any Brazilian tax imposed upon such sale, exchange, or other taxable disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States. Long-term capital gains recognized by noncorporate U.S. Holders (including individuals) generally are subject to U.S. federal income taxation at preferential rates. Capital gains of a corporate U.S. Holder generally are taxable at the regular rates applicable to corporations. The deductibility of capital losses is subject to significant limitations.

Information Reporting and Backup Withholding

Payments of principal, and interest on, and the proceeds of sale, exchange, or other disposition of, notes by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding (currently at a 28% rate) may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to these information reporting and backup withholding requirements. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service in a timely manner.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the notes, subject to exceptions (including an exception for notes held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the notes. U.S. Holders are urged to consult their own tax advisers regarding information reporting requirements relating to their ownership of the notes.

THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF NOTES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement relating to the offer and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed severally to purchase from us, the principal amount of notes that appears opposite the name of that underwriter below:

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	US$	166,667,000
Itau BBA USA Securities, Inc.	US$	166,667,000
Morgan Stanley & Co. LLC.	US$	166,666,000

Total	US$	500,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

The underwriters have advised us that they propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of an officer’s certificate and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The expenses of the offering, not including the underwriting discount, are estimated to be US$752,300 and will be payable by us.

New Issue of Notes

There is currently no public trading market for the notes. We will apply to list the notes on the New York Stock Exchange, however, we cannot provide any assurance that our listing application will be approved. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market-making in the notes at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market for the notes will develop, that you will be able to sell your notes at a particular time or that the price you receive when you sell will be favorable.

Sales Outside the United States

The notes may be offered and sold in the United States and certain jurisdictions outside the United States in which such offer and sale is permitted.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that they may make an offer of notes to the public in that Relevant Member State at any time:

(i)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iii)	in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purpose of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The filing of a securities registration statement under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan with respect to the solicitation for the purchase of the notes has not been and will not be made, pursuant to an exemption under Article 2, Paragraph 3, Item 2, Sub-Item A of the Financial Instruments and Exchange Law of Japan. Pursuant to the Financial Instruments and Exchange Law of Japan, transfer of the notes will be restricted to “qualified institutional investors” (TEKIKAKU-KIKAN-TOSHIKA) as defined under Article 2, Paragraph 3, Item 1 of the Financial Instruments and Exchange Law of Japan. The holders of the notes agree not to sell or otherwise dispose of the notes except to another qualified institutional investor. When a holder of the notes sells the notes to another qualified institutional investor, it must provide written notice to such qualified institutional investor stating the same herein prior to or simultaneous with such transfer.

Singapore

This prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) the transfer is by operation of law.

United Arab Emirates

Notice to Prospective Investors in the United Arab Emirates (Excluding the Dubai International Financial Centre)

The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out below. The information contained in this prospectus does not constitute a public offer of securities in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Notice to Prospective Investors in the Dubai International Financial Centre

This statement relates to an “exempt offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This statement is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The notes to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. For the avoidance of doubt, the notes are not interests in a “fund” or “collective investment scheme” within the meaning of either the Collective Investment Law (DIFC Law No. l of 2006) or the Collective Investment Rules Module of the Dubai Financial Services Authority Rulebook.

Brazil

Each underwriter has represented and agreed that it has not offered or sold and will not offer or sell the notes publicly (as defined for purposes of the securities laws of Brazil) in Brazil.

Switzerland

The notes may not and will not be publicly offered, distributed or re-distributed in or from Switzerland and neither this prospectus supplement nor any other solicitation for investments in the notes may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations. This prospectus supplement may not be copied, reproduced, distributed or passed on to others without the prior written consent of the underwriters. This prospectus supplement is not a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of the notes on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement may not comply with the information required under the relevant listing rules.

Chile

The notes will not be registered under Law 18,045, as amended, of Chile with the Chilean Securities Commission or SVS (Superintendencia de Valores y Seguros), and, accordingly, they may not be offered to persons in Chile except in circumstances that do not constitute a public offering under Chilean law.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If an underwriter creates a short position in the notes in connection with the offering (i.e., if it sells more notes than are on the cover page of this prospectus supplement), the underwriter may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters and/or their affiliates may acquire the notes for their own property accounts. Such acquisitions may have an effect on demand for and the price of the notes.

Other Relationships

Certain underwriters and their affiliates have engaged in, and may in the future engage in commercial and investment banking services for us and our affiliates, hedging services and other commercial dealings in the ordinary course of business.

Settlement

We expect that delivery of the notes will be made to investors on or about June 15, 2012, which will be the third business day following the date of this prospectus supplement.

EXPENSES RELATING TO THE GLOBAL OFFERING

We estimate that the expenses in connection with the global offering, other than underwriting discounts, commissions and fees, will be as follows:

Expenses	Amount	Percentage of net proceeds of the global offering
	(In US$)	(%)
SEC registration fee	57,300	*
Printing and engraving expenses	35,000	*
Legal fees and expenses	360,000	*
Accountant fees and expenses	280,000	*
Miscellaneous costs and “road show” expenses	20,000	*

Total	752,300	0.15

*	Less than 0.1%

All amounts in the table are estimated except the SEC registration fee.

LEGAL MATTERS

The validity of the notes under the law of the state of New York and the U.S. federal laws, will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, NY. Certain legal matters of Brazilian law relating to the notes will be passed upon for us by Márcia Sato Davoli de Araújo, our Associate General Counsel, and for the underwriters by Bocater, Camargo, Costa e Silva – Advogados, São Paulo, Brazil.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of our internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Form 20-F for the year ended December 31, 2011 have been so incorporated in reliance on the reports of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

PROSPECTUS

Embraer S.A.

Debt Securities

Embraer S.A. may offer from time to time debt securities. An accompanying prospectus supplement will set forth the specific terms of the securities, the offering price, and the specific manner in which they may be offered.

We may sell the securities directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

Investing in the securities involves risks. See “Risk Factors” in our reports that are incorporated by reference in this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

June 11, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, in one or more offerings, we may sell debt securities.

This prospectus provides you only with a general description of the securities that we may offer. Each time we offer securities pursuant to this prospectus, we will attach a prospectus supplement to the front of this prospectus that will contain specific information about the particular offering and the terms of those securities. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement on file with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplements and the related exhibits to the registration statement filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

In this prospectus, unless otherwise specified or the context otherwise requires, references to “Embraer,” “issuer,” “we,” “us” and “our” are to Embraer S.A., its consolidated subsidiaries and its joint ventures and other affiliated companies. References in any prospectus supplement to “the accompanying prospectus” are to this prospectus and to the “prospectus” are to this prospectus and the applicable prospectus supplement taken together. References to “U.S. dollars,” “US$” or “$” are to the lawful currency of the United States and references to “real,” “reais” and “R$” are to the lawful currency of Brazil.

You should rely only on the information contained or incorporated by reference in this prospectus, in the applicable prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus and any prospectus supplement or in any such free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted.

i

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus and the accompanying prospectus supplement may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our other markets;

•	the effects of a deterioration of global financial markets, particularly in Europe and the United States, and its impact on the economic conditions of the markets in which we operate;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of key customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian federal government or international government defense budgets on our revenues;

•

continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 450, Legacy 500, Legacy 600 and Legacy 650) and our defense aircraft and projects;

•	our level of indebtedness and other financial obligations as well as our ability to obtain additional financing when required and on reasonable terms;

•	anticipated trends in our industry, including, but not limited to, the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our capacity to implement our operational strategy and our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other factors discussed in the documents incorporated by reference in this prospectus, including under the heading “Risk Factors.”

The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in the documents incorporated by reference in this prospectus might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors, such as those risks described in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement, undue reliance should not be placed on these forward-looking statements. Forward-looking statements speak only as of the date they were made and we do not undertake any obligation to update them in light of new information or future developments. All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement and you should not place undue reliance on any forward-looking statement included in this prospectus or any accompanying prospectus supplement.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation organized under the laws of Brazil. Substantially all of our directors and officers, and some of the advisors and independent accountants named herein, reside in Brazil or elsewhere outside the United States, and all or a significant portion of our assets and the assets of such persons may be located outside the United States. As a result, it may not be possible for investors to effect service of process upon us and these persons within the United States or other jurisdictions outside Brazil or to enforce against us or them judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

We have been advised by Márcia Sato Davoli de Araújo, our Associate General Counsel, that a final conclusive judgment for the payment of money rendered by any New York State or federal court sitting in New York City in respect of the securities would be recognized in the courts of Brazil, and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior de Tribunal Justiça). This ratification is available only if:

•	the judgment fulfills all formalities required for its enforceability under the laws of the State of New York;

•	the judgment was issued by a competent court after proper service of process on the parties, which service of process, if made in Brazil;

•	must comply with Brazilian law, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment was authenticated by a Brazilian consulate in the State of New York;

•	the judgment was translated into Portuguese by a certified sworn translator; and

•	the judgment is not against Brazilian public policy, good morals or national sovereignty.

In addition:

•

civil actions may be brought before Brazilian courts in connection with the prospectus based on the federal securities laws of the United States and that Brazilian courts may enforce such liabilities in such actions against us (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action); and

•

the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian bankruptcy, insolvency, liquidation, reorganization or similar laws. In addition, a Brazilian or foreign plaintiff who resides abroad or is abroad during the course of the suit in Brazil must post a bond to cover legal fees and court expenses of the defendant, should there be no real estate assets in Brazil to assure payment thereof, except in case of execution actions or counterclaims as established under Article 836 of the Brazilian Code of Civil Procedure.

Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the securities.

EMBRAER S.A.

We are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity aircraft) in the world, based on 2011 revenue arising from sales of commercial aircraft, and have a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets.

We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial and executive aviation and for defense and security purposes. As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense business to develop our commercial aviation and executive aviation businesses.

Main Business Segments

Commercial Aviation. Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivatives, the EMBRAER 175, the EMBRAER 190 and the EMBRAER 195, were certified in December 2004, August 2005 and June 2006, respectively.

Defense and Security. We are the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in Europe, Asia and Latin America. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft—each based on the ERJ 145 regional jet platform—and the Super Tucano, a light attack and an advance trainer aircraft, of which 158 aircraft were delivered through March 2012. Using our commercial aircraft platforms, we are able to offer a comprehensive range of aircraft dedicated to transportation of officials, medical evacuation and general transportation missions for the defense and security market. We are also developing the KC-390, a mid-size military transport aircraft.

Executive Jet. We have developed a line of executive jets: the Legacy 600, a super midsize jet, followed by the Phenom 100, an entry-level jet and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our portfolio and, during 2008, we launched the Legacy 450 and Legacy 500, a mid-light and mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive in the executive aviation industry. The Legacy 450 and 500 development program continues on track, with more than 650 employees fully engaged in these projects, and in December 2011, we performed the roll-out of Legacy 500 from our production hangar at our São José dos Campos headquarters, in Brazil. This milestone allowed development and test engineers to perform important ground tests prior to the aircraft’s first flight, scheduled for the third quarter of 2012. In 2009, we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In 2010, the Legacy 650 received its certification and began operating in November 2010.

Customer Support. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. We operate in lines of businesses related to aircraft manufacturing, including modernization and refurbishment of aircraft for military customers, and a comprehensive range of services to all our customers including crew training, spare parts sales, maintenance and general after-sales support through facilities strategically located in Brazil, North America, Europe and Asia.

Embraer is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian federal government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly-held corporation and we are subject to the provisions of Brazilian Corporate Law. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil. Our telephone number is +55-12-3927-4404. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 111 Eighth Avenue, New York, New York 10011, telephone number +1-800-767-1553.

We maintain an Internet site at www.embraer.com. Information contained on our Internet site is not a part of or incorporated by reference in this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including to fund working capital needs.

DESCRIPTION OF DEBT SECURITIES

The following summarizes the material provisions of the debt securities and the indenture that will govern the debt securities, other than pricing and related terms and other specifications disclosed in the accompanying prospectus supplement. You should read the more detailed provisions of the indenture for provisions that may be important to you. You should also read the particular terms of your series of debt securities, which will be described in more detail in the applicable prospectus supplement. In this description, references to the “issuer,” “we,” “us” or “Embraer” mean Embraer S.A. only and do not include any of our subsidiaries or affiliated companies.

Indenture

We will issue debt securities under an indenture to be entered into between us and The Bank of New York Mellon, as trustee, which we refer to as the indenture. The trustee under the indenture has two main roles:

•

First, the trustee can enforce your rights against us if we default on our obligations under the indenture or the debt securities. There are some limitations on the extent to which the trustee acts on your behalf, described below under “—Events of Default.”

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Second, the trustee performs administrative duties for us, such as sending principal and interest payments to you, transferring your debt securities to a new buyer if you sell and sending notices to you.

The indenture contains the full legal text of the matters described in this section. We have agreed in the indenture that New York law governs the indenture and the debt securities. We have filed a copy of the form of the indenture with the SEC as an exhibit to our registration statement. We have consented in the indenture to the non-exclusive jurisdiction of any U.S. federal and state courts sitting in the borough of Manhattan in the City of New York.

Types of Debt Securities

This section summarizes material terms of the debt securities that are common to all series, unless otherwise indicated in this section or in the prospectus supplement relating to a particular series of debt securities.

The material terms of a particular series of debt securities will be described in the prospectus supplement relating to that series. Those terms may vary from the terms described here. Accordingly, this summary also is subject to and qualified by reference to the description of the terms of the series of debt securities described in the applicable prospectus supplement.

We may issue original issue discount debt securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. We may also issue indexed debt securities or debt securities denominated in currencies other than the U.S. dollar, currency units or composite currencies, as described in more detail in the prospectus supplement relating to any such debt securities. We will describe the U.S. federal income tax consequences and any other special considerations applicable to original issue discount, indexed or foreign currency debt securities in the applicable prospectus supplement.

In addition, the applicable prospectus supplement will state whether we will list the debt securities of the series on any securities exchanges.

Form, Exchange and Transfer

The debt securities will be issued, unless otherwise indicated in the applicable prospectus supplement, in fully registered form without interest coupons and in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

You may exchange or transfer your registered debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring registered debt securities. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also register transfers of the registered debt securities. We may also arrange for additional transfer offices, and may cancel or change these offices. These offices are called “transfer agents.” We may also choose to act as our own transfer agent.

You will not be required to pay a service charge for any registration of transfer or exchange of debt securities, but you may be required to pay any tax or other governmental charge associated with the registration of transfer or exchange. The registration of transfer or exchange of a registered debt security will only be made if you have duly endorsed the debt security or provided the security registrar with a written instrument of transfer satisfactory in form to the security registrar.

Payment and Paying Agents

If your debt securities are in registered form, we will pay interest to you if you are listed in the trustee’s records as a direct holder at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day is called the “regular record date” and will be stated in the applicable prospectus supplement.

We will pay interest, principal, additional amounts and any other money due on global registered debt securities pursuant to the applicable procedures of the depositary or, if the debt securities are not in global form, at our office or agency maintained for that purpose in New York, New York. We may also choose to pay interest by mailing checks. Upon application by a holder to the specified office of the trustee or any paying agent not less than 10 business days before the due date for any payment in respect of a debt security, such payment may be made by transfer to a U.S. dollar account maintained by the holder with a bank in New York City. We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents.” We may also choose to act as our own paying agent.

Regardless of who acts as paying agent, all money that we pay as principal, premium or interest to a paying agent, or then held by us in trust, that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us, or if then held by us, discharged from trust. After that two-year period, direct holders may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. In addition, if the debt securities of a series are listed on a securities exchange, we will provide notice to the holders in accordance with the applicable rules of such exchange.

Modification and Waiver

The indenture provides several categories of changes that can be made to the indenture and the debt securities. Such changes may or may not require the consent of the holders, as described below. A supplemental indenture will be prepared if holder approval is required.

Changes Requiring Each Holder’s Approval

The indenture provides that there are changes to the indenture that cannot be made without the approval of each holder of the outstanding debt securities affected thereby. These types of changes are:

•	a change in the stated maturity for any principal or interest payment on the debt securities;

•	a reduction in the principal amount, the interest rate, the redemption price for the debt securities or the principal amount that would be due and payable upon acceleration;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on the debt securities;

•	a change in the place of any payment on the debt securities;

•	an impairment of the holder’s right to sue for payment of any amount due on its debt securities;

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a change in the terms of payment from, or control over, or release or reduction of any collateral or security interest to secure the payment of principal, interest or premium, if any, under any debt security; and

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a modification of the sections of the indenture relating to supplemental indentures, waiver with the consent of holders or waiver of past defaults, except to increase the percentage of holders required to make a modification or waiver or to provide that certain other provisions of the indenture cannot be modified or waived without the approval of each holder of the debt securities.

Changes Not Requiring Approval

The indenture provides that some changes do not require any approval by holders of debt securities under the indenture. This type of change is limited to clarifications of ambiguities, omissions, defects and inconsistencies, amendments, supplements and other changes that would not adversely affect the holders of outstanding debt securities under the indenture in any material respect, such as adding covenants, additional events of default or successor trustees.

Changes Requiring Majority Approval

The indenture provides that other changes to the indenture and the outstanding debt securities under the indenture must be approved by the holders of a majority in principal amount of each series of debt securities affected by the change. The required approval must be given by written consent.

The indenture provides that the same majority approval would be required for us to obtain a waiver of any of our covenants in the indenture. Our covenants in the indenture include the covenants made by us about mergers and similar transactions and incurrence of liens on our assets, which are described below under “—Certain Covenants—Mergers and Similar Transactions” and “—Certain Covenants—Limitation on Liens.” If the holders approve a waiver of a covenant, we will not have to comply with that covenant. The holders, however, cannot approve a waiver of any provision in the debt securities or the indenture, as it affects any security, that we cannot change without the approval of the holder of that security as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver.

Voting Mechanics

Debt securities will not be considered outstanding and, therefore, will not be eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities held by us or our affiliates are not considered outstanding.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In limited circumstances, the trustee, and not us, will be entitled to set a record date for action by holders. If a record date is set for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we or the trustee, as applicable, may specify. This period may be shortened or lengthened (but not beyond 180 days).

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted if we seek to change the indenture or the debt securities or request a waiver.

Redemption

Unless otherwise indicated in the applicable prospectus supplement, your debt security will not be entitled to the benefit of any sinking fund—meaning that we will not deposit money on a regular basis into any separate custodial account to repay your debt securities. In addition, other than as set forth in “—Optional Tax Redemption” below, unless otherwise specified in the applicable prospectus supplement, we will not be entitled to redeem your debt security before its maturity.

If the applicable prospectus supplement specifies a redemption date, it will also specify one or more redemption prices, which may be expressed as a percentage of the principal amount of your debt security or by reference to one or more formulae used to determine the redemption price. It may also specify one or more redemption periods during which the redemption prices relating to a redemption of debt securities during those periods will apply.

If the applicable prospectus supplement specifies a redemption commencement date, we may redeem your debt security at our option at any time on or after that date. If we redeem your debt security, we will do so at the specified redemption price, together with interest accrued to the redemption date. If different prices are specified for different redemption periods, the price we pay will be the price that applies to the redemption period during which your debt security is redeemed. If less than all of the debt securities are redeemed, the trustee will authenticate and deliver to the holder of such debt securities without service charge, a new debt security or securities of the same series and of like tenor, of any authorized denomination as requested by such holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the debt security so surrendered. If less than all of the debt securities are redeemed, the particular debt securities to be redeemed will be chosen by the trustee by lot, in the trustee’s discretion, on a pro rata basis or in accordance with the applicable procedures of the depositary.

In the event that we exercise an option to redeem any debt securities of a series, we will give to the trustee and the holders written notice of the principal amount of the debt securities to be redeemed, not less than 30 days nor more than 60 days before the applicable redemption date. We will give the notice in the manner described above under “—Notices.”

Optional Tax Redemption

Unless otherwise indicated in the applicable prospectus supplement, we will have the option to redeem, in whole but not in part, the debt securities where, as a result of a change in or amendment to any laws (or any rules or regulations thereunder) or the official interpretation, administration or application of any laws, rules or regulations, we would be required to pay additional amounts, as described below under “—Payment of Additional Amounts,” in excess of those attributable to Brazilian or successor jurisdiction withholding tax on the basis of a statutory rate of 15%, and if the obligation cannot be avoided by us after taking measures we consider reasonable to avoid it. This applies only in the case of changes or amendments that occur on or after the date specified in the prospectus supplement for the applicable series of debt securities and in Brazil or a successor jurisdiction, as the case may be.

If the debt securities are redeemed, the redemption price for debt securities (other than original issue discount debt securities) will be equal to the principal amount of the debt securities being redeemed and any applicable premium plus accrued interest and any additional amounts due on the date fixed for redemption. The redemption price for original issue discount debt securities will be specified in the prospectus supplement for such debt securities. Furthermore, we must give you between 30 and 60 days’ notice before redeeming the debt securities. No notice may be given earlier than 90 days prior to the earliest date on which we, but for such redemption, would be obligated to pay such additional amounts, and the obligation to pay such additional amounts must remain in effect at the time notice is given.

Open Market Purchases

Subject to any restrictions that will be described in the applicable prospectus supplement, we or our affiliates may at any time purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, in our discretion, be held, resold or canceled, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

Payment of Additional Amounts

The indenture provides that all payments in respect of the debt securities issued thereunder will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Brazil or a successor jurisdiction or any authority therein or thereof having power to tax unless we are compelled by law to deduct or withhold such taxes, duties, assessments or governmental charges. In such event, we will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of debt securities after such withholding or deduction shall equal the respective amounts of principal of, or premium, if any, or interest which would have been receivable in respect of the debt securities in the absence of such withholding or deduction. Notwithstanding the foregoing, we will not have to pay additional amounts:

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to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with Brazil other than the mere holding of the debt security and the receipt of payments with respect to the debt security;

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in respect of debt securities surrendered (if surrender is required) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder of such debt security would have been entitled to such additional amounts on surrender of such debt security for payment on the last day of such period of 30 days;

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where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive;

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to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges by reason of such holder’s failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Brazil or a successor jurisdiction or applicable political subdivision or authority thereof or therein having power to tax, of such holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and we have given the holders at least 30 days’ notice that holders will be required to provide such certification, identification or other requirement;

•	in respect of any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

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in respect of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of, or premium, if any, or interest on the debt security or by direct payment by us in respect of claims made against us; or

•	in respect of any combination of the above.

The applicable prospectus supplement may describe additional circumstances in which we would not be required to pay additional amounts.

For purposes of the provisions described above, “Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received by the trustee on or prior to such due date, the date on which notice is given to the holders that the full amount is so received by the trustee. The debt securities are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided above, we shall not be required to make a payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

In the event that additional amounts actually paid with respect to the debt securities described above are based on rates of deduction or withholding of taxes in excess of the appropriate rate applicable to the holder of such debt securities, and, as a result thereof such holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such debt securities, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to us.

Any reference in this prospectus or the applicable prospectus supplement, the indenture or the debt securities to principal, interest or any other amount payable in respect of the debt securities will be deemed also to refer to any additional amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this subsection.

Certain Covenants

Mergers and Similar Transactions

Unless otherwise specified in the applicable prospectus supplement, we will covenant that we will not, without the consent of the holders of a majority in aggregate principal amount of the debt securities of each series outstanding under the indenture, consolidate with or merge into any other corporation or convey or transfer all or substantially all of our properties or assets to any other person, unless:

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the person formed by such consolidation or into which we are merged or the person which acquires by conveyance or transfer all or substantially all of our properties or assets, which we refer to as the “successor person,” will expressly assume the due and punctual payment of the principal of and interest on all the debt securities issued under the indenture and all our other obligations under the indenture and the debt securities;

•	immediately after giving effect to such transaction, no event of default with respect to any debt security issued under the indenture will have occurred and be continuing;

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we have delivered to the trustee under the indenture a certificate signed by two of our executive officers stating that such consolidation, merger, conveyance or transfer complies with this section and that all conditions precedent provided in the indenture, which relate to such transaction, have been complied with and an opinion of independent external counsel of recognized standing stating that such consolidation, merger, conveyance or transfer complies with this covenant and that all conditions provided in the indenture, which relate to the transaction, have been complied with; and

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the successor person will expressly agree to withhold against any tax, duty, assessment or other governmental charge thereafter imposed or levied by Brazil or a successor jurisdiction or any political subdivision or authority thereof or therein having power to tax as a consequence of such consolidation, merger, conveyance or transfer with respect to the payment of principal of or interest on the debt securities, and to pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of the debt securities after any such withholding or deduction will equal the respective amounts of principal, premium (if any) and interest, as applicable, which would have been receivable in respect of the debt securities in the absence of such consolidation, merger, conveyance or transfer, subject to exceptions and limitations contained in “—Payment of Additional Amounts,” in relation to the successor jurisdiction.

Upon any consolidation, merger, conveyance or transfer in accordance with these conditions, the successor person will succeed to, and be substituted for, and may exercise every right and power of ours under the debt securities with the same effect as if the successor person had been named as the issuer of the debt securities issued under the indenture. If a successor person is organized in or considered to be resident in a jurisdiction other than Brazil, such jurisdiction will be referred to as a “successor jurisdiction.” No successor person will have the right to redeem the debt securities unless we would have been entitled to redeem the debt securities in similar circumstances.

If the conditions described above are satisfied, we will not need to obtain the consent of the holders in order to merge or consolidate or convey or transfer all or substantially all of our properties or assets to any other person. Also, we will not need to satisfy these conditions if we enter into other types of transactions, including the following:

•	any transaction in which we acquire the stock or assets of another person;

•	any transaction that involves a change of our control, but in which we do not merge or consolidate; and

•	any transaction in which we sell or otherwise dispose of less than substantially all of our properties or assets.

Limitation on Liens

Unless otherwise specified in the applicable prospectus supplement, we will covenant that for so long as any debt securities remain outstanding, we will not create, incur, issue or assume any Indebtedness (as defined below) secured by any mortgage, pledge, lien, hypothecation, security interest or other encumbrance (each a “Lien”), except for Permitted Liens (as defined below), without securing the outstanding debt securities equally and ratably therewith or prior thereto. The (1) giving of a guarantee that is secured by a Lien upon or in respect of any of our assets, and (2) creation of a Lien upon or in respect of any of our assets to secure Indebtedness that existed prior to the creation of such Lien, shall be deemed to involve the incurrence of Indebtedness in an amount equal to the principal amount of such Indebtedness secured by such Lien.

For purposes of this covenant, “Permitted Liens” means any Lien:

a)	granted upon or with regard to any property acquired after the date of the indenture by us to secure the purchase price of such property or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such property; provided, however, that the maximum sum secured thereby shall not exceed the purchase price of such property or the Indebtedness incurred solely for the purpose of financing the acquisition of such property;

b)	in existence on the date of the indenture and any extension, renewal or replacement thereof; provided, however, that the total amount of Indebtedness so secured shall not exceed the amount so secured on the date of the indenture;

c)	arising in the ordinary course of our business in connection with the financing of any aircraft owned by us that is leased to another person; provided, however, that such Lien is limited to such aircraft;

d)	arising by operation of law, such as tax, merchants’, maritime or other similar Liens arising in the ordinary course of our business;

e)	arising in the ordinary course of business in connection with the financing of export, import or other trade transactions by us;

f)

granted upon or with regard to any of our present or future assets or property related in respect of our Indebtedness which is owed to (1) any Brazilian governmental credit agency (including, but not limited to the Brazilian National Treasury, Banco Nacional de Desenvolvimento Econômico e Social, BNDES Participações S.A. (“BNDESPAR”), Financiadora de Estudos e Projetos (“FINEP”) and Agência Especial de Financiamento Industrial (“FINAME”); (2) any international official export-import bank or official export-import credit insurer, or (3) the International Finance Corporation or any international multilateral or government-sponsored agency;

g)	(1) existing with respect to any assets of a person at the time such person is merged or consolidated with or into us (and such Lien is not incurred in anticipation of such transaction), provided that such Lien is not extended to any of our assets other than the assets of such person affected thereby prior to giving effect to such merger or consolidation, (2) existing on any assets at the time of the acquisition thereof (and not incurred in anticipation of such transaction), and (3) to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancing, refunding or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to above, provided that such liens do not extend to any other property;

h)	created pursuant to any order of attachment or similar legal process arising in connection with court proceedings which are being contested by us or in good faith and by appropriate proceedings;

i)	on any property or assets in connection with Indebtedness related to any regulated program for industrial or defense development related to the activities performed by us imposed or entered into as a result of the regulations or requirements of an applicable governmental authority; provided, however, that such lien is limited to such property or assets associated with such regulated program;

j)	existing on any asset prior to the acquisition thereof by us and not created in contemplation of such acquisition;

k)	created over funds reserved for the payment of principal, interest and premium, if any, due in respect of debt securities issued by us under the indenture;

l)	arising from Capitalized Lease Obligations entered into by us in the ordinary course of business; or

m)	granted after the date of the indenture upon or in respect of any of our assets other than those referred to above, provided that the aggregate amount of Indebtedness secured pursuant to this exception shall not, on the date any such Indebtedness is incurred, exceed an amount equal to 10% of our stockholders’ equity (calculated on the basis of our latest quarterly unaudited or annual audited consolidated financial statements, whichever is the most recently prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and currency exchange rates prevailing on the last day of the period covered by such financial statements).

You should consult the prospectus supplement relating to your debt securities for further information about these covenants and whether they are applicable to your debt securities.

Defeasance and Discharge

The following discussion of full defeasance and discharge and covenant defeasance and discharge will only be applicable to your series of debt securities if we choose to apply them to that series, in which case we will so state in the applicable prospectus supplement.

If the applicable prospectus supplement states that full defeasance will apply to a particular series, we will be legally released from any payment and other obligations on the debt securities, except for various obligations described below (called “full defeasance”), provided that we, in addition to other actions, put in place the following arrangements for you to be repaid:

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We must irrevocably deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and (unless otherwise specified in the applicable prospectus supplement)

U.S. government or U.S. government agency debt securities or bonds that, in the opinion of a firm of nationally recognized independent public accountants, will generate enough cash to make interest, principal and any other payments, including additional amounts, on the debt securities on their various due dates.

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We must deliver to the trustee a legal opinion of outside counsel, based upon a ruling by the U.S. Internal Revenue Service or upon a change in applicable U.S. federal income tax law, confirming that under then current U.S. federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and instead repaid the debt securities itself.

If we ever did accomplish full defeasance as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. However, even if we take these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

If the applicable prospectus supplement states that covenant defeasance will apply to a particular series of debt securities, we can make the same type of deposit described above and be released from all or some of the restrictive covenants, if any, that apply to the debt securities of the particular series. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and (unless otherwise specified in the applicable prospectus supplement) debt securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we would be required to take all of the steps described above under “—Defeasance and Discharge” except that the opinion of counsel would not have to refer to a change in U.S. federal income tax laws or a ruling from the U.S. Internal Revenue Service.

If we were to accomplish covenant defeasance, the following provisions of the indenture and/or the debt securities would no longer apply:

•	any covenants applicable to the series of debt securities and described in the applicable prospectus supplement; and

•	the events of default relating to breach of the defeased covenants, described below under “—Events of Default—What Is An Event of Default?”.

If we accomplish covenant defeasance, you would still be able to look to us for repayment of the debt securities if there were a shortfall in the trust deposit. If any event of default occurs and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Ranking

The debt securities will rank equally with all our other unsecured and unsubordinated Indebtedness.

Events of Default

The indenture provides that you will have special rights if an event of default occurs and is not cured or waived, as described later in this subsection and as may be specified in the applicable prospectus supplement.

What Is an Event of Default?

The indenture provides that the term “Event of Default” with respect to any series of debt securities means any of the following:

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failure to pay any interest (or additional amounts, if any) on any of the debt securities of that series on the date when due, which failure continues for a period of 30 days; or failure to pay any principal or premium, if any (or additional amounts, if any), on any of the debt securities of that series on the date when due;

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we fail to duly perform or observe any other covenant or agreement in respect of the debt securities of that series and such failure continues for a period of 60 days after we receive a notice of default stating that we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of the affected series;

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the maturity of any of our or any Subsidiary Indebtedness in a total aggregate principal amount of US$50 million (or the equivalent in other currencies) or more is accelerated in accordance with the terms of such Indebtedness, or the failure by us or any Subsidiary to make payment at maturity of such Indebtedness (after giving effect to any grace period provided in the terms of such Indebtedness);

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one or more final judgments or decreases for the payment of money in excess of US$50 million (or the equivalent in other currencies) in the aggregate are rendered against us or any Subsidiary and are not paid (whether in full or in installments in accordance with the terms of the judgment) or otherwise discharged and, in the case of each such judgment or decree, either (i) an enforcement proceeding has been commenced by any creditor upon such judgment or decree and is not dismissed within 60 days following commencement of such enforcement proceedings or (ii) there is a period of 60 days following such judgment during which such judgment or decree is not discharged, waived or the execution thereof stayed;

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we or a Significant Subsidiary: (i) commences a voluntary case or files a request or petition for a writ of execution to initiate bankruptcy proceedings or have itself adjudicated as bankrupt; (ii) applies for or consents to the entry of an order for relief against it in an involuntary case; (iii) applies for or consents to the appointment of a custodian of it or for any substantial part of its property; (iv) makes a general assignment for the benefit of its creditors; (v) proposes or agrees to an accord or composition in bankruptcy between itself and its creditors; or (vi) files for a reorganization of its debts (judicial or extrajudicial recovery);

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a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (i) is for relief against us or any Significant Subsidiary in an involuntary case; (ii) appoints a custodian for us or any Significant Subsidiary or for any substantial part of our or any Significant Subsidiary’s property; (iii) orders our or any Significant Subsidiary’s winding up or liquidation; (iv) adjudicates us or any Significant Subsidiary as bankrupt or insolvent; (v) ratifies an accord or composition in bankruptcy between us or any Significant Subsidiary and the respective creditors thereof; or (vi) grants a judicial or extrajudicial recovery to us or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days; or

•	an Illegality Event shall have occurred and be continuing.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture, although the default and acceleration of one series of debt securities may trigger a default and acceleration of another series of debt securities.

Remedies upon an Event of Default

Except as provided in the next sentence, if an event of default has occurred and is continuing, the trustee may, or at the written request of holders of not less than 25% in principal amount of the outstanding debt securities of that series will, declare the entire principal amount of the debt securities of that series to be due and payable immediately and upon any such declaration, the principal, accrued interest and any unpaid additional amounts will become immediately due and payable. If an event of default occurs because of a bankruptcy, insolvency or reorganization relating to us, the entire principal amount of the debt securities of that series will be automatically accelerated, without any declaration or action by the trustee or any holder, and any principal, accrued interest or additional amounts will become due and payable.

Each of the situations described above is called an acceleration of the maturity of the debt securities under the indenture. If the maturity of the debt securities of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may cancel the acceleration of the debt securities, provided that we have paid or deposited with the trustee under the indenture a sum sufficient to pay (i) all overdue interest and any additional amounts on all of the debt securities of the series, (ii) the principal of any debt securities of the series which have become due (other than amounts due solely because of the acceleration), (iii) interest upon overdue interest at the rate borne by (or prescribed therefor in) the debt securities of that series (to the extent that payment of this interest is lawful), and (iv) all sums paid or advanced by the trustee under the indenture and all amounts we owe the trustee; and provided, further, that all other defaults with respect to the debt securities of that series have been cured or waived.

The trustee is not required under the indenture to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the indenture, or in the exercise of any of its rights or powers, if the trustee has reasonable grounds for believing that repayment of the funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee under the indenture written notice of a continuing event of default;

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the holders of not less than 25% in principal amount of the outstanding debt securities of the series must make a written request that the trustee institute proceedings in respect of the event of default;

•	they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities to be incurred in taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

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during those 60 days, the holders of a majority in principal amount of the outstanding debt securities of the series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of the series.

Under the indenture, you are entitled, however, at any time to bring a lawsuit for the payment of money due on your security on or after its due date and which was not paid in full by us.

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity of the debt securities.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive any default for the debt securities of the series, except for defaults which cannot be waived without the consent of each holder. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default, however, without the approval of each holder of the affected series of debt securities.

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to waive a default.

Certain Defined Terms

The following terms have the specified meanings for purposes of the indenture and the debt securities:

“Indebtedness” means, with respect to any person, any amount payable (whether as a direct obligation or indirectly through a guarantee by such person) pursuant to (i) an agreement or instrument involving or evidencing money borrowed, (ii) a conditional sale or a transfer with recourse or with an obligation to repurchase or (iii) a Capitalized Lease Obligation; provided, however, that, as used in the cross-acceleration provision described in the third bullet point under “Events of Default—What is an Event of Default?”, “Indebtedness” will not include any payment made by us on behalf of an Affiliate, upon any Indebtedness of such Affiliate becoming immediately due and payable as a result of a default by such Affiliate, pursuant to a guarantee or similar instrument provided by us in connection with such Indebtedness, provided that such payment made by us is made within five business days of notice being provided to us that payment is due under such guarantee or similar instrument.

“Affiliate” means, with respect to any specified person, (a) any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified person or (b) any other person who is a director or officer (i) of such specified person, (ii) of any subsidiary of such specified person or (iii) of any person described in clause (a) above. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capitalized Lease Obligation” means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with IFRS.

“Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates or (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates.

“Illegality Event” means an event as a result of which it becomes and continues to be unlawful for us to perform or comply with any one or more of our obligations under the debt securities or the indenture.

“Significant Subsidiary” means any of our Subsidiaries which, at the time of determination, either (a) had assets which, as of the date of our most recent unaudited quarterly or audited annual consolidated balance sheet, constituted at least 10% of our total assets on a consolidated basis as of such date, or (b) had revenues for the 12-month period ending on the date of our most recent unaudited quarterly or audited annual consolidated statement of income which constituted at least 10% of our total revenues on a consolidated basis for such period.

“Subsidiary” means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (a) us, (b) us and one or more of our Subsidiaries or (c) one or more of our Subsidiaries.

Regarding the Trustee

The Bank of New York Mellon will serve as the trustee under the indenture. The Bank of New York Mellon may from time to time have other business relationships with us and our Affiliates.

LEGAL OWNERSHIP OF DEBT SECURITIES

In this prospectus and the applicable prospectus supplement, when we refer to the “holders” of debt securities as being entitled to specified rights or payments, we mean only the actual legal holders of the debt securities. While you will be the holder if you hold a security registered in your name, more often than not the registered holder will actually be a broker, bank, other financial institution or, in the case of a global security, a depositary. Our obligations, as well as the obligations of the trustee, any registrar, any depositary and any third parties employed by us or the other entities listed above, run only to persons who are registered as holders of our debt securities, except as may be specifically provided for in a contract governing the debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.

Street Name and Other Indirect Holders

Holding debt securities in accounts at banks or brokers is called holding in “street name.” If you hold our debt securities in street name, we will recognize only the bank or broker, or the financial institution that the bank or broker uses to hold the debt securities, as a holder. These intermediary banks, brokers, other financial institutions and depositaries pass along principal, interest, dividends and other payments, if any, on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. This means that if you are an indirect holder, you will need to coordinate with the institution through which you hold your interest in a security in order to determine how the provisions involving holders described in this prospectus and any prospectus supplement will actually apply to you. For example, if the debt security in which you hold a beneficial interest in street name can be repaid at the option of the holder, you cannot redeem it yourself by following the procedures described in the prospectus supplement relating to that security. Instead, you would need to cause the institution through which you hold your interest to take those actions on your behalf. Your institution may have procedures and deadlines different from or additional to those described in the applicable prospectus supplement.

If you hold our debt securities in street name or through other indirect means, you should check with the institution through which you hold your interest in a security to find out, among others:

•	how it handles payments and notices with respect to the debt securities;

•	whether it imposes fees or charges;

•	how it handles voting, if applicable;

•	how and when you should notify it to exercise on your behalf any rights or options that may exist under the debt securities;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Global Securities

A global security is a special type of indirectly held security. If we issue debt securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the “depositary.” Any person wishing to own a security issued in global form must do so indirectly through an account with a broker, bank or other financial institution that in turn has an account with the depositary. The applicable prospectus supplement will indicate whether the debt securities will be issued only as global securities.

As an indirect holder, your rights relating to a global security will be governed by the account rules of your financial institution and of the depositary, as well as general laws relating to securities transfers. We will not recognize you as a holder of the debt securities and instead will deal only with the depositary that holds the global security.

You should be aware that if our debt securities are issued only in the form of global securities:

•	you cannot have the debt securities registered in your own name;

•	you cannot receive physical certificates for your interest in the debt securities;

•	you will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities;

•

you may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates;

•

the depositary’s policies will govern payments, dividends, transfers, exchange and other matters relating to your interest in the global security. We, the trustee and any registrar have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We, the trustee and any registrar also do not supervise the depositary in any way; and

•	the depositary will require that interests in a global security be purchased or sold within its system using same-day funds for settlement.

In a few special situations described below, a global security representing our debt securities will terminate and interests in it will be exchanged for physical certificates representing the debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to you. You must consult your bank or broker to find out how to have your interests in the debt securities transferred to your name, so that you will be a direct holder.

Unless we specify otherwise in the applicable prospectus supplement, the special situations for termination of a global security representing our debt securities are:

•

the depositary has notified us that it is unwilling or unable to continue as depositary for such global security or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when such depositary is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days;

•	we decide in our sole discretion to allow some or all book-entry securities to be exchangeable for definitive securities in registered form; or

•	upon request by holders, in case that an event of default with respect to the debt securities of the applicable series has occurred and is continuing.

The applicable prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by such prospectus supplement. When a global security terminates, the depositary (and not us, the trustee or any registrar) is responsible for deciding the names of the institutions that will be the initial direct holders.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of our internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Form 20-F for the year ended December 31, 2011 have been so incorporated in reliance on the reports of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP will provide an opinion regarding the validity of the debt securities under New York state and U.S. federal law and Márcia Sato Davoli de Araújo, our Associate General Counsel, will provide an opinion regarding certain legal matters under Brazilian law relating to the debt securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the U.S. Securities Act of 1933 relating to the securities offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information pertaining to us, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The registration statement, including exhibits and schedules thereto, and any other materials we may file with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet web site at http://www.sec.gov, from which you can electronically access the registration statement and its exhibits. You may also read and copy certain documents we submit to the New York Stock Exchange at its offices at 20 Broad Street, New York, NY 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede earlier information filed with the SEC or included in this prospectus or a prospectus supplement. We incorporate by reference the following documents:

•

our annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 16, 2012, containing our audited consolidated financial statements as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009;

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus;

•

our report on Form 6-K, furnished to the SEC on June 11, 2012, containing our unaudited condensed consolidated interim financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, and certain other financial information that supersedes corresponding financial information in our 2011 Form 20-F; and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to our Investor Relations Department located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil (+55-12-3927-4404).

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

US$500,000,000

5.150% Notes due 2022

PROSPECTUS SUPPLEMENT

June 12, 2012

Joint Bookrunners

Citigroup	Itaú BBA	Morgan Stanley